FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 2011

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X             Form 40-F  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___                 No    X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Transaction in Own Shares”, dated 1 April 2011

2.	Press release entitled, “Total Voting Rights”, dated 1 April 2011

3.	Press release entitled, “Transaction in Own Shares”, dated 4 April 2011

4.	Press release entitled, “Transaction in Own Shares”, dated 5 April 2011

5.	Press release entitled, “Transaction in Own Shares”, dated 6 April 2011

6.	Press release entitled, “Transaction in Own Shares”, dated 7 April 2011

7.	Press release entitled, “FDA Approval for Vandetanib”, dated 7 April 2011

8.	Press release entitled, “Annual Information Update”, dated 8 April 2011

9.	Press release entitled, “Transaction in Own Shares”, dated 8 April 2011

10.	Press release entitled, “Transaction in Own Shares”, dated 11 April 2011

11.	Press release entitled, “Transaction in Own Shares”, dated 12 April 2011

12.	Press release entitled, “Transaction in Own Shares”, dated 13 April 2011

13.	Press release entitled, “Transaction in Own Shares”, dated 14 April 2011

14.	Press release entitled, “Transaction in Own Shares”, dated 15 April 2011

15.	Press release entitled, “Transaction in Own Shares”, dated 18 April 2011

16.	Press release entitled, “Transaction in Own Shares”, dated 19 April 2011

17.	Press release entitled, “Transaction in Own Shares”, dated 20 April 2011

18.	Press release entitled, “Transaction in Own Shares”, dated 21 April 2011

19.	Press release entitled, “Transaction in Own Shares”, dated 26 April 2011

20.	Press release entitled, “Transaction in Own Shares”, dated 27 April 2011

21.	Press release entitled, “Notice of Results”, dated 27 April 2011

22.	Press release entitled, “AZ Notice of AGM”, dated 14 March 2011

23.	Press release entitled, “Transaction in Own Shares”, dated 28 April 2011

24.	Press release entitled, “1st Quarter Results (part 1 of 2), dated 28 April 2011

25.	Press release entitled, “1st Quarter Results (part 2 of 2), dated 28 April 2011

26.	Press release entitled, “Result of AGM Meeting”, dated 28 April 2011

27.	Press release entitled, “Filing of Annual Report on SEC”, dated 28 April 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 9 May 2011	By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Company Secretary

ITEM 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 133,048 ordinary shares of AstraZeneca PLC at a price of 2878 pence per share on 31 March 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,384,271,019.

A C N Kemp
Company Secretary
1 April 2011

ITEM 2

Transparency Directive

Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 31 March 2011 the issued share capital of AstraZeneca PLC with voting rights is 1,384,407,936 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,384,407,936.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the Financial Services Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary

1 April 2011

ITEM 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 132,617 ordinary shares of AstraZeneca PLC at a price of 2888 pence per share on 1 April 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,384,275,319.

A C N Kemp
Company Secretary
4 April 2011

ITEM 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 132,298 ordinary shares of AstraZeneca PLC at a price of 2895 pence per share on 4 April 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,384,213,531.

A C N Kemp
Company Secretary
5 April 2011

ITEM 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 131,961 ordinary shares of AstraZeneca PLC at a price of 2902 pence per share on 5 April 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,384,162,901.

A C N Kemp
Company Secretary
6 April 2011

ITEM 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 131,107 ordinary shares of AstraZeneca PLC at a price of 2921 pence per share on 6 April 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,384,114,103.

A C N Kemp
Company Secretary
7 April 2011

ITEM 7

FDA APPROVES ORPHAN DRUG VANDETANIB
FOR ADVANCED MEDULLARY THYROID CANCER

AstraZeneca today announced that the US Food and Drug Administration (FDA) approved the orphan drug vandetanib for the treatment of medullary thyroid cancer that cannot be removed by surgery or that has spread to other parts of the body.

Vandetanib is a kinase inhibitor indicated for the treatment of symptomatic or progressive medullary thyroid cancer in patients with unresectable (non-operable) locally advanced or metastatic disease.The use of vandetanib in patients with indolent, asymptomatic or slowly progressing disease should be carefully considered because of the treatment-related risks.

“Vandetanib is the only medicine to receive FDA approval specifically for use in patients with advanced medullary thyroid cancer and is the first treatment that AstraZeneca has developed and brought to market under orphan drug designation in the US,” said Howard Hutchinson, Chief Medical Officer, AstraZeneca.

The approval of vandetanib is based on the results of the ZETA study, a Phase III, double-blind trial that randomized 331 patients with unresectable locally advanced or metastatic medullary thyroid cancer to vandetanib 300 mg (n=231) or placebo (n=100).  In the study, patients randomized to vandetanib showed a statistically significant improvement in progression-free survival (PFS) when compared to those randomized to placebo (Hazard Ratio [HR]=0.35; 95% Confidence Interval [CI]=0.24-0.53; p<0.0001).  This difference reflects a 65% reduction in risk for disease progression. Median progression-free survival was 16.4 months in the placebo arm and at least 22.6 months in the vandetanib arm.   At the primary PFS analysis, no significant overall survival difference was noted. QT prolongation, Torsades de pointes, and sudden death are included in the boxed warning for vandetanib. The most common adverse drug reactions (>20%) seen in the ZETA trial with vandetanib were diarrhea (57%), rash (53%), acne (35%), nausea (33%), hypertension (33%), headache (26%), fatigue (24%), decreased appetite (21%), and abdominal pain (21%).

A Risk Evaluation and Mitigation Strategy (REMS) is required for vandetanib due to the risks of QT prolongation, Torsades de pointes, and sudden death. Only prescribers and pharmacies who are certified through the vandetanib REMS program, a restricted distribution program, will be able to prescribe and dispense vandetanib.

Vandetanib received orphan drug designation in medullary thyroid cancer in 2005. Vandetanib is also under regulatory review in the European Union and Canada.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

Media Enquiries UK
Neil McCrae	+44 20 7604 8236 (24 hours)

Sarah Lindgreen	+44 20 7604 8033 (24 hours)
Abigail Baron	+44 20 7604 8034 (24 hours)

Investor Enquiries UK
Jonathan Hunt	+44 20 7604 8122	mob: +44 7775 704032
Karl Hård	+44 20 7604 8123	mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124	mob: +44 7585 404950
Investor Enquiries US
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

7 April 2011

- ENDS -

ITEM 8

ASTRAZENECA PLC
ANNUAL INFORMATION UPDATE

As required under the Prospectus (Directive 2003/71/EC) Regulations 2005 and paragraph 5.2 of the Prospectus Rules, and following publication of the Annual Report and Form 20-F Information on 14 March 2011, AstraZeneca PLC is presenting its Annual Information Update in relation to information that has been published or made available to the public between 09 April 2010 and 7 April 2011.

This Annual Information Update is also being made available on the Investors section of our website, www.astrazeneca.com.

The information referred to in this Annual Information Update was correct at the time it was published but may now be out of date.

1. Announcements made via a RIS

The documents listed below were published via a Regulatory Information Service on or around the dates indicated.

Date	Description of Contents of Announcement

09/04/10	Transaction in Own Shares
09/04/10	Annual Information Update
12/04/10	Transaction in Own Shares
13/04/10	Transaction in Own Shares
14/04/10	Transaction in Own Shares
15/04/10	Transaction in Own Shares
16/04/10	Transaction in Own Shares
19/04/10	Transaction in Own Shares
20/04/10	Transaction in Own Shares
21/04/10	Transaction in Own Shares
22/04/10	Transaction in Own Shares
23/04/10	Transaction in Own Shares
23/04/10	Seroquel XR : CHMP Opinion
26/04/10	Transaction in Own Shares
27/04/10	Transaction in Own Shares
27/04/10	Crestor : EU Indication
28/04/10	Transaction in Own Shares
28/04/10	Notice of Results : Q1
28/04/10	Seroquel : US Marketing Agreement
29/04/10	Transaction in Own Shares
29/04/10	Result of AGM Poll
30/04/10	Transaction in Own Shares
30/04/10	PDMR NEDs
04/05/10	Transaction in Own Shares

04/05/10	Vimovo FDA Approval
04/05/10	Total Voting Rights
04/05/10	Director Declaration
05/05/10	Transaction in Own Shares
07/05/10	Transaction in Own Shares
10/05/10	Transaction in Own Shares
10/05/10	PDMR AZIP+PSP Director Awards
10/05/10	PDMR AZIP+PSP SET Awards
11/05/10	Transaction in Own Shares
12/05/10	Transaction in Own Shares
13/05/10	Transaction in Own Shares
14/05/10	Transaction in Own Shares
17/05/10	Transaction in Own Shares
18/05/10	Transaction in Own Shares
18/05/10	Entocort : Settlement with Teva
19/05/10	Transaction in Own Shares
20/05/10	Transaction in Own Shares
21/05/10	Transaction in Own Shares
24/05/10	Transaction in Own Shares
25/05/10	Transaction in Own Shares
25/05/10	PDMR RSP Award
25/05/10	AGM Resolutions filed with UKLA
26/05/10	Transaction in Own Shares
26/05/10	President, Research & Development
27/05/10	Transaction in Own Shares
28/05/10	Transaction in Own Shares
28/05/10	Recentin Horizon II
01/06/10	Transaction in Own Shares
01/06/10	Axanum CRL
01/06/10	Total Voting Rights
03/06/10	Motavizumab : FDA Review
04/06/10	Axanum : EU Submission
08/06/10	Transaction in Own Shares
09/06/10	Transaction in Own Shares
16/06/10	Transaction in Own Shares
17/06/10	Transaction in Own Shares
17/06/10	Nexium : Canadian Court Ruling
23/06/10	Transaction in Own Shares
24/06/10	Transaction in Own Shares
25/06/10	Transaction in Own Shares
25/06/10	Motavizumab : FDA resets Decision Date
29/06/10	Transaction in Own Shares
30/06/10	Transaction in Own Shares
30/06/10	Crestor : US Patent Ruling
01/07/10	Total Voting Rights
01/07/10	PDMR RSP Award
02/07/10	TR1 : Legal & General Group PLC
27/07/10	Brilinta AdCom : FDA Briefing Materials

28/07/10	Notice of Results
29/07/10	NED Appointment
29/07/10	Brilinta : FDA Committee Approval
30/07/10	PDMR Share Option Vesting
02/08/10	Transaction in Own Shares
02/08/10	Total Voting Rights
03/08/10	Transaction in Own Shares
04/08/10	Transaction in Own Shares
05/08/10	Transaction in Own Shares
05/08/10	TR1 : Legal & General
06/08/10	Transaction in Own Shares
06/08/10	Share BuyBack Programme
09/08/10	Seroquel : Product Liability Litigation
10/08/10	Transaction in Own Shares
11/08/10	Transaction in Own Shares
12/08/10	Transaction in Own Shares
13/08/10	Transaction in Own Shares
16/08/10	Transaction in Own Shares
16/08/10	PDMR Option Exercise
17/08/10	Transaction in Own Shares
18/08/10	Transaction in Own Shares
19/08/10	Transaction in Own Shares
20/08/10	Transaction in Own Shares
23/08/10	Transaction in Own Shares
24/08/10	Transaction in Own Shares
25/08/10	Transaction in Own Shares
25/08/10	PDMR PSP Vesting
26/08/10	Transaction in Own Shares
27/08/10	Transaction in Own Shares
31/08/10	Motavizumab : CRL
31/08/10	PDMR Share Interests
31/08/10	Total Voting Rights
01/09/10	Transaction in Own Shares
01/09/10	PDMR AZIP Awards
02/09/10	Transaction in Own Shares
02/09/10	PDMR Share Interests
02/09/10	Seroquel XR : EC Decision
03/09/10	Transaction in Own Shares
04/09/10	Transaction in Own Shares
06/09/10	Transaction in Own Shares
06/09/10	PDMR Share Interests
07/09/10	Transaction in Own Shares
08/09/10	Transaction in Own Shares
09/09/10	Transaction in Own Shares
09/09/10	PDMR Shares Interests
10/09/10	Transaction in Own Shares
13/09/10	Transaction in Own Shares
14/09/10	Transaction in Own Shares
15/09/10	Transaction in Own Shares

15/09/10	Brilinta : PDUFA
16/09/10	Transaction in Own Shares
17/09/10	Transaction in Own Shares
20/09/10	Transaction in Own Shares
20/09/10	Silence Therapeutics : Opening Position Disclosure
21/09/10	Transaction in Own Shares
22/09/10	Transaction in Own Shares
23/09/10	Transaction in Own Shares
24/09/10	Transaction in Own Shares
24/09/10	Brilique : European CHMP
27/09/10	Transaction in Own Shares
27/09/10	Zibotentan : Phase III Trial Results
28/09/10	Transaction in Own Shares
29/09/10	Transaction in Own Shares
30/09/10	Transaction in Own Shares
01/10/10	Transaction in Own Shares
04/10/10	Transaction in Own Shares
04/10/10	Total Voting Rights
05/10/10	Transaction in Own Shares
06/10/10	Transaction in Own Shares
07/10/10	Transaction in Own Shares
08/10/10	Transaction in Own Shares
11/10/10	Transaction in Own Shares
11/10/10	Vimovo : Positive Agreement
12/10/10	Transaction in Own Shares
13/10/10	Transaction in Own Shares
14/10/10	Transaction in Own Shares
15/10/10	Transaction in Own Shares
18/10/10	Transaction in Own Shares
19/10/10	Transaction in Own Shares
20/10/10	Transaction in Own Shares
21/10/10	Transaction in Own Shares
22/10/10	Transaction in Own Shares
22/10/10	Fluenz
25/10/10	Transaction in Own Shares
26/10/10	Transaction in Own Shares
27/10/10	Transaction in Own Shares
27/10/10	Notice of Results
28/10/10	Transaction in Own Shares
29/10/10	Transaction in Own Shares
29/10/10	Nexium : CoPromotion with Daiichi Sankyo in Japan
29/10/10	PDMR : Directors’ Interests
01/11/10	Transaction in Own Shares
01/11/10	Total Voting Rights
02/11/10	Transaction in Own Shares
02/11/10	PDMR : Directors’ Interests
03/11/10	Transaction in Own Shares
04/11/10	Transaction in Own Shares
05/11/10	Transaction in Own Shares

05/11/10	Kombiglyze XR PDUFA
08/11/10	Transaction in Own Shares
09/11/10	Transaction in Own Shares
10/11/10	Transaction in Own Shares
11/11/10	Transaction in Own Shares
12/11/10	Transaction in Own Shares
12/11/10	PDMR : Director’s Interests
15/11/10	Transaction in Own Shares
16/11/10	Transaction in Own Shares
16/11/10	PDMR : Director’s Interests
17/11/10	Transaction in Own Shares
17/11/10	PDMR : PSP Vesting
18/11/10	Transaction in Own Shares
18/11/10	PDMR : AZSOP Exercise
19/11/10	Transaction in Own Shares
22/11/10	Transaction in Own Shares
23/11/10	Transaction in Own Shares
24/11/10	Transaction in Own Shares
25/11/10	Transaction in Own Shares
26/11/10	Transaction in Own Shares
29/11/10	Transaction in Own Shares
30/11/10	Transaction in Own Shares
01/12/10	Transaction in Own Shares
01/12/10	Total Voting Rights
01/12/10	PDMR : Director’s Interests
02/12/10	Transaction in Own Shares
03/12/10	Transaction in Own Shares
06/12/10	Brilique : EC Approval
06/12/10	Transaction in Own Shares
07/12/10	Transaction in Own Shares
08/12/10	Transaction in Own Shares
09/12/10	Transaction in Own Shares
10/12/10	Transaction in Own Shares
13/12/10	Transaction in Own Shares
14/12/10	Transaction in Own Shares
16/12/10	Transaction in Own Shares
17/12/10	Appointment of Director
17/12/10	Brilinta : FDA CRL
20/12/10	Transaction in Own Shares
21/12/10	Transaction in Own Shares
21/12/10	Motavizumab : Discontinuance
22/12/10	Transaction in Own Shares
23/12/10	Ends Agreement with Abbott
23/12/10	Transaction in Own Shares
23/12/10	Share Repurchase Programme
24/12/10	Transaction in Own Shares
04/01/11	Total Voting Rights
05/01/11	Transaction in Own Shares
06/01/11	Transaction in Own Shares

07/01/11	Transaction in Own Shares
10/01/11	Transaction in Own Shares
11/01/11	Transaction in Own Shares
12/01/11	Transaction in Own Shares
13/01/11	Transaction in Own Shares
14/01/11	Transaction in Own Shares
15/01/11	Transaction in Own Shares
16/01/11	Transaction in Own Shares
17/01/11	Transaction in Own Shares
18/01/11	Transaction in Own Shares
19/01/11	Transaction in Own Shares
20/01/11	Transaction in Own Shares
21/01/11	Transaction in Own Shares
21/01/11	Response to US Brilinta
24/01/11	Transaction in Own Shares
25/01/11	Transaction in Own Shares
26/01/11	Transaction in Own Shares
26/01/11	Notice of Results
27/01/11	Transaction in Own Shares
27/01/11	Final Results part 1 of 3
27/01/11	Final Results part 2 of 3
27/01/11	Final Results part 3 of 3
28/01/11	Transaction in Own Shares
31/01/11	Transaction in Own Shares
01/02/11	Transaction in Own Shares
01/02/11	Total Voting Rights
02/02/11	Transaction in Own Shares
03/02/11	Transaction in Own Shares
04/02/11	Transaction in Own Shares
04/02/11	US FDA new PDUFA Brilinta
07/02/11	Transaction in Own Shares
07/02/11	Halts Phase III Zibotentan
09/02/11	Transaction in Own Shares
10/02/11	Transaction in Own Shares
11/02/11	Transaction in Own Shares
14/02/11	Transaction in Own Shares
15/02/11	Transaction in Own Shares
16/02/11	Transaction in Own Shares
17/02/11	Transaction in Own Shares
18/02/11	Transaction in Own Shares
18/02/11	Share Repurchase Programme
21/02/11	Transaction in Own Shares
21/02/11	PDMR:Director’s Interests
22/02/11	Transaction in Own Shares
23/02/11	Transaction in Own Shares
24/02/11	Transaction in Own Shares
25/02/11	Transaction in Own Shares
28/02/11	Transaction in Own Shares
28/02/11	PDMR:Director’s Interests
28/02/11	PDMR:Director’s Interests

28/02/11	PDMR:Director’s Interests
28/02/11	PDMR:Director’s Interests
01/03/11	Transaction in Own Shares
01/03/11	Total Voting Rights
02/03/11	Transaction in Own Shares
02/03/11	Transaction in Own Shares
03/03/11	Transaction in Own Shares
04/03/11	Transaction in Own Shares
08/03/11	Transaction in Own Shares
09/03/11	Transaction in Own Shares
10/03/11	Transaction in Own Shares
11/03/11	Transaction in Own Shares
14/03/11	Transaction in Own Shares
14/03/11	Annual Financial Report
14/03/11	Directorate Change
15/03/11	Transaction in Own Shares
16/03/11	Transaction in Own Shares
17/03/11	Transaction in Own Shares
18/03/11	Transaction in Own Shares
21/03/11	Transaction in Own Shares
22/03/11	Transaction in Own Shares
23/03/11	Transaction in Own Shares
24/03/11	Transaction in Own Shares
25/03/11	Transaction in Own Shares
28/03/11	Transaction in Own Shares
28/03/11	UK & US agreement over tax matters
29/03/11	Transaction in Own Shares
29/03/11	PDMR:Director’s Interests
29/03/11	PDMR:Director’s Interests
29/03/11	PDMR:Director’s Interests
29/03/11	PDMR:Director’s Interests
29/03/11	PDMR:Director’s Interests
29/03/11	PDMR:Director’s Interests
30/03/11	Transaction in Own Shares
31/03/11	Transaction in Own Shares
31/03/11	PDMR:Director’s Interests
31/03/11	PDMR:Director’s Interests
01/04/11	Transaction in Own Shares
01/04/11	Total Voting Rights
04/04/11	Transaction in Own Shares
05/04/11	Transaction in Own Shares
06/04/11	Transaction in Own Shares
07/04/11	Transaction in Own Shares
07/04/11	FDA approval for Vandetanib

All of the above documents are available for download on the Prices and News section of the London Stock Exchange website, www.londonstockexchange.com.

2. Documents filed at Companies House

The documents listed below were filed with the Registrar of Companies in England and Wales on or around the dates indicated.

Date	Document type

01/05/10	Resolutions of Annual General Meeting
01/05/10	Updated Copy of Memorandum & Articles
05/05/10	Form TM01 – Resignation of Director
05/05/10	Form TM01 – Resignation of Director
01/06/10	Group Accounts made up to 31 December 2009
14/06/10	Form AR01 – Annual Return made up to 15/05/10
24/06/10	Form SH03 – Return of Purchase of Own Shares
24/06/10	Form SH03 – Return of Purchase of Own Shares
24/06/10	Form SH03 – Return of Purchase of Own Shares
24/06/10	Form SH03 – Return of Purchase of Own Shares
24/06/10	Form SH03 – Return of Purchase of Own Shares
24/06/10	Form SH03 – Return of Purchase of Own Shares
24/06/10	Form SH03 – Return of Purchase of Own Shares
24/06/10	Form SH03 – Return of Purchase of Own Shares
24/06/10	Form SH03 – Return of Purchase of Own Shares
24/06/10	Form SH03 – Return of Purchase of Own Shares
11/08/10	Form AP01 – Appointment of Director
09/09/10	Form SH03 – Return of Purchase of Own Shares
09/09/10	Form SH03 – Return of Purchase of Own Shares
09/09/10	Form SH03 – Return of Purchase of Own Shares
09/09/10	Form SH03 – Return of Purchase of Own Shares
20/09/10	Form AD01 – Change of Registered Office
27/09/10	Form SH03 – Return of Purchase of Own Shares
27/09/10	Form SH03 – Return of Purchase of Own Shares
27/09/10	Form SH03 – Return of Purchase of Own Shares
27/09/10	Form SH03 – Return of Purchase of Own Shares
27/09/10	Form SH03 – Return of Purchase of Own Shares
27/09/10	Form SH03 – Return of Purchase of Own Shares
01/11/10	Form CH03 – Change of Secretary’s Details
01/11/10	Form CH01 – Change of Director’s Details
04/11/10	Form CH01 – Change of Director’s Details
04/11/10	Form CH01 – Change of Director’s Details
04/11/10	Form CH01 – Change of Director’s Details
04/11/10	Form CH01 – Change of Director’s Details
04/11/10	Form CH01 – Change of Director’s Details
04/11/10	Form CH01 – Change of Director’s Details
04/11/10	Form CH01 – Change of Director’s Details
04/11/10	Form CH01 – Change of Director’s Details
05/11/10	Form CH01 – Change of Director’s Details
23/11/10	Form SH03 – Return of Purchase of Own Shares
23/11/10	Form SH03 – Return of Purchase of Own Shares
23/11/10	Form SH03 – Return of Purchase of Own Shares
23/11/10	Form SH03 – Return of Purchase of Own Shares

23/11/10	Form SH03 – Return of Purchase of Own Shares
23/11/10	Form SH03 – Return of Purchase of Own Shares
23/11/10	Form SH03 – Return of Purchase of Own Shares
23/11/10	Form SH03 – Return of Purchase of Own Shares
23/11/10	Form SH03 – Return of Purchase of Own Shares
11/01/11	Form SH03 – Return of Purchase of Own Shares
11/01/11	Form SH03 – Return of Purchase of Own Shares
11/01/11	Form SH03 – Return of Purchase of Own Shares
11/01/11	Form SH03 – Return of Purchase of Own Shares
11/01/11	Form SH03 – Return of Purchase of Own Shares
11/01/11	Form SH03 – Return of Purchase of Own Shares
11/01/11	Form SH03 – Return of Purchase of Own Shares
11/01/11	Form SH03 – Return of Purchase of Own Shares
11/01/11	Form SH03 – Return of Purchase of Own Shares
11/02/11	Form AP01 – Appointment of Director
15/02/11	Form SH03 – Return of Purchase of Own Shares
15/02/11	Form SH03 – Return of Purchase of Own Shares

All of the documents above are available for download from the Companies House website at www.companieshouse.gov.uk, or can be obtained from Companies House, Crown Way, Maindy, Cardiff, CF14 3UZ.

3. Documents submitted to the FSA

The documents listed below were sent to the UK Listing Authority (UKLA) or submitted to The National Storage Mechanism (NSM) on or around the dates indicated.

Date	Document

01/05/10	Resolutions of Annual General Meeting
01/05/10	Updated Copy of Memorandum & Articles
20/09/10	Updated Issuer Contact Details
14/03/11	Letter from the Chairman
14/03/11	Notice of AGM 2011 and Shareholder’s Circular
14/03/11	AstraZeneca 2010 In Brief
14/03/11	AstraZeneca Annual Report and Form 20-F Information 2010

All of the above documents are available for download from the NSM website at www.Hemscott.com/nsm.do.

The Letter from the Chairman, Notice of AGM 2011, AstraZeneca 2010 InBrief and Annual Report and Form 20-F Information 2010 are also available via the Investors section of our website, www.astrazeneca.com.

4. Documents lodged with the Securities and Exchange Commission

The documents listed below were filed with the SEC on or around the dates indicated.

Date	Document

09/04/10	Quarterly Reports
07/05/10	Quarterly Reports
08/06/10	Quarterly Reports
29/06/10	Form 11-K
07/07/10	Quarterly Reports
09/08/10	Quarterly Reports
08/09/10	Quarterly Reports
08/10/10	Quarterly Reports
02/11/10	Quarterly Reports
05/11/10	Form S-8
03/12/10	Quarterly Reports
21/12/10	Form F-3ASR
07/01/11	Quarterly Reports
02/02/11	Quarterly Reports
02/02/11	Form SC 13G/A
04/03/11	Quarterly Reports

All of the documents above are available for viewing on the Investor section of our website, www.astrazeneca.com.

5.  Further Information

Further information about AstraZeneca PLC can be found at our website, www.astrazeneca.com.

A C N Kemp
Company Secretary
8 April 2011

ITEM 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 130,406 ordinary shares of AstraZeneca PLC at a price of 2937 pence per share on 7 April 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,384,130,814.

A C N Kemp
Company Secretary
8 April 2011

ITEM 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 129,898 ordinary shares of AstraZeneca PLC at a price of 2948 pence per share on 8 April 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,384,130,081.

A C N Kemp
Company Secretary
11 April 2011

ITEM 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 129,032 ordinary shares of AstraZeneca PLC at a price of 2967 pence per share on 11 April 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,384,122,593.

A C N Kemp
Company Secretary
12 April 2011

ITEM 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 128,140 ordinary shares of AstraZeneca PLC at a price of 2987 pence per share on 12 April 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,384,164,359.

A C N Kemp
Company Secretary
13 April 2011

ITEM 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 127,319 ordinary shares of AstraZeneca PLC at a price of 3006 pence per share on 13 April 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,384,151,314.

A C N Kemp
Company Secretary
14 April 2011

ITEM 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 128,166 ordinary shares of AstraZeneca PLC at a price of 2987 pence per share on 14 April 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,384,189,595.

A C N Kemp
Company Secretary
15 April 2011

ITEM 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 127,234 ordinary shares of AstraZeneca PLC at a price of 3008 pence per share on 15 April 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,384,130,925.

A C N Kemp
Company Secretary
18 April 2011

ITEM 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 128,854 ordinary shares of AstraZeneca PLC at a price of 2972 pence per share on 18 April 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,384,124,247.

A C N Kemp
Company Secretary
19 April 2011

ITEM 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 128,823 ordinary shares of AstraZeneca PLC at a price of 2972 pence per share on 19 April 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,384,044,213.

A C N Kemp
Company Secretary
20 April 2011

ITEM 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 126,177 ordinary shares of AstraZeneca PLC at a price of 3032 pence per share on 20 April 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,383,940,614.

A C N Kemp
Company Secretary
21 April 2011

ITEM 19

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 126,402 ordinary shares of AstraZeneca PLC at a price of 3027 pence per share on 21 April 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,384,010,569.

A C N Kemp
Company Secretary
26 April 2011

ITEM 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 125,247 ordinary shares of AstraZeneca PLC at a price of 3053 pence per share on 26 April 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,384,307,837.

A C N Kemp
Company Secretary
27 April 2011

ITEM 21

AstraZeneca First Quarter Results 2011

Tomorrow, Thursday, 28 April 2011, AstraZeneca will release First Quarter Results 2011 at 07:00bst.

There will be an analyst teleconference covering the results at 12:00bst for which the numbers are:

UK freephone:	0800 077 8492
US freephone:	1 866 804 8688
Swedish freephone:	0200 110 487
International:	+44 (0)844 335 0351
Emergency back-up number:	+44 (0) 208 974 7900

Passcode: 424795#

These numbers and details of the replay facility available through 17:00bst Friday, 13 May 2011, are available on the Investors section of the AstraZeneca website www.astrazeneca.com/investors and the AstraZeneca Events website: http://info.astrazenecaevents.com.

ITEM 22

AstraZeneca
Notice of AGM
Notice of Annual General Meeting 2011 and Shareholders’ Circular

Letter from the Chairman
This document is important and requires your immediate attention.

If you are in any doubt about its contents or what action you should take, you should consult your Independent Financial Adviser. If you have sold or transferred all of your AstraZeneca ordinary shares you should send this document and the related documents to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Dear Shareholder
This letter is sent on behalf of the board of Directors (the Board) of AstraZeneca PLC (the Company) and is to be read in conjunction with various documents concerning your shareholding in the Company. These documents are:

1	A Shareholders’ Circular incorporating the formal Notice of the Annual General Meeting of the Company to be held on Thursday, 28 April 2011 (AGM); and

2	A Proxy Form and Attendance Card for the AGM.

The meeting place for the AGM will be the Lancaster London Hotel, Lancaster Terrace, London W2 2TY and the AGM will commence at 2.30 pm (BST).

The business to be conducted at the AGM is summarised below. In addition to the ordinary business of the meeting under Items 1-5 inclusive, shareholders will be asked for their approval of the special business of the meeting under Items 6-11 inclusive.

Items 1 – 4: Accounts, Dividend, Re-appointment of Auditor and Authority to agree the remuneration of the Auditor
The purpose of these resolutions is:

>	To receive the Company’s Accounts and the Reports of the Directors and Auditor for the year ended 31 December 2010.
>
To confirm the first interim dividend of US$0.70 (44.9 pence, SEK 5.12) per ordinary share and to confirm, as the final dividend for 2010, the second interim dividend of US$1.85 (116.7 pence, SEK 11.99) per ordinary share.

>	To re-appoint KPMG Audit Plc, London as Auditor of the Company.
>	To authorise the Directors to agree the remuneration of the Auditor.

Item 5: Election or re-election of Directors
At the AGM, as usual and in accordance with the Company’s Articles of Association, all of the Directors are retiring. The biographical details of each Director presenting himself or herself for election or re-election are set out in the Notice of AGM and Shareholders’ Circular.

Jane Henney will not be seeking re-election this year and will retire from the Board at the close of the AGM. She was first elected in 2001, since when she has made a significant contribution to the Board’s work and the Company’s success. She has served as a member of the Audit Committee, the Nomination and Governance Committee and the Science Committee. Jane’s dedication, judgement, insightful comments and strong support have been appreciated by all colleagues who have had the pleasure of working with her. On behalf of the Board, we thank her for her service to AstraZeneca and warmly wish her well as she leaves us.

Following the appointments by the Board in August 2010 and January 2011 of Bruce Burlington and Shriti Vadera respectively as Non-Executive Directors, it is proposed that they should be elected to the Board by shareholders for the first time at the AGM.

In December 2010, the Board considered the independence of the Non-Executive Directors under the UK Corporate Governance Code (the Code). As Chairman, I met the independence criteria prescribed in the Code upon my appointment. Under the Code, it is not considered appropriate to repeat this test after my appointment. The Board concluded that, with the exception of Marcus Wallenberg, all of the Non-Executive Directors presenting themselves for election or re-election are independent in character and judgement and that there are no relationships or circumstances likely to affect his or her character or judgement. In January 2011, the Board completed the annual evaluation of its performance and that of its Committees and individual Directors. It concluded that each Director continues to make effective and valuable contributions to the Board and to demonstrate commitment to the role. More information about these matters and how the Board operates can be found in the Corporate Governance Report section in the Company’s Annual Report and Form 20-F Information 2010, which is available on our website, astrazeneca.com, or by request from the Company.

Item 6: Directors’ Remuneration Report
The purpose of Resolution 6 is to approve the Directors’ Remuneration Report for the year ended 31 December 2010. This can be found on pages 119 to 134 of the Annual Report and Form 20-F Information 2010, which is available on our website, astrazeneca.com, or by request from the Company.

The Board considers that appropriate executive remuneration plays a vital part in helping to achieve the Company’s overall objectives and, accordingly, and in compliance with the legislation, shareholders will be invited to approve the Directors’ Remuneration Report. The vote is advisory in nature in that payments made or promised to Directors will not have to be repaid, reduced or withheld in the event that the resolution is not passed.

Item 7: Political donations
The purpose of Resolution 7, which is proposed as an ordinary resolution, is to authorise the Company and/or its subsidiaries to make limited political donations or incur limited political expenditure, within the meaning of such expressions as contained in the Companies Act 2006 (the Act), within the European Union. The purpose of this resolution is not to alter the Company’s policy of not making such political donations or incurring such political expenditure. However, given the breadth of the relevant sections in the Act, it may be that some of the Company’s activities could fall within the potentially wide definitions of political donations and political expenditure under the Act and, without the necessary authorisation, the Company’s ability to communicate its views effectively to, for example, interest groups or lobbying organisations could be inhibited.

Accordingly, the Company believes that the authority contained in this resolution is necessary to allow it and its subsidiaries to fund activities in relation to which it is in the interests of shareholders that the Company should support. Such authority will enable the Company and its subsidiaries to be sure that they do not, because of any uncertainty as to the bodies or the activities covered by the Act, unintentionally commit a technical breach of the relevant sections of the Act. Any donations or expenditure, which may be made or incurred under the authority of Resolution 7, will be disclosed in next year’s Annual Report and Form 20-F Information.

Item 8: Allotment of new shares
The purpose of Resolution 8, which is proposed as an ordinary resolution, is to enable the Directors to exercise their power under the Company’s Articles of Association to allot new shares in the capital of the Company. The Directors may only allot shares or grant rights to subscribe for, or convert any security into shares, if authorised to do so by shareholders.

Under a revision to its guidelines published on 31 December 2008 and following a recommendation from the Rights Issue Review Group, the Association of British Insurers (the ABI) reiterated its previous position that its members will regard as routine, requests from companies for authorisation to allot new shares in an amount of up to one third of the existing issued share capital. In these revised guidelines, the ABI has clarified that its members will in the future also regard as routine, requests to authorise the allotment of a further one third of the existing share capital, subject to various provisos, such that it is applied to fully pre-emptive rights issues only.

Having considered the ABI’s revised guidelines, the Board has decided that, for 2011, it will seek authority from shareholders for this additional headroom. As specified in the resolution, the Directors’ authority will only be valid until the conclusion of the AGM in 2012 or the close of business on 28 July 2012, whichever is earlier. The Board has no present intention to exercise this authority. However, it is considered prudent to acquire the flexibility that this authority provides. The Company’s Directors intend to renew this authority annually.

Paragraph (a)(i)(A) of Resolution 8 will, if passed, authorise the Directors to allot shares or grant rights to subscribe for, or to convert any security into, such shares in the Company up to a maximum nominal amount of US$116,310,252. This amount represents 33.33% of the total ordinary share capital of the Company in issue at 21 February 2011 (being the last practicable date prior to publication of this Notice of AGM). Paragraph (a)(i)(B) of Resolution 8 authorises the Directors to allot, including the shares referred to in paragraph  (a)(i)(A), further of the Company’s unissued shares up to an aggregate nominal amount of US$232,620,504 in connection with a pre-emptive offer to existing shareholders by way of a rights issue (with exclusions to deal with fractional entitlements to

2

shares and overseas shareholders to whom the rights issue cannot be made due to legal and practical problems). This amount represents 66.66% of the total ordinary share capital of the Company in issue at 21 February 2011.

At 21 February 2011, no shares in the Company were held as treasury shares.

Other than the allotment of shares for the purposes of fulfilling the Company’s obligations under its various share plans, the Directors have no present intention to allot any of the authorised share capital of the Company which has not yet been allotted.

For information, during 2010, the Directors used equivalent authorities, given to them by shareholders at previous AGMs, for the purposes of fulfilling the Company’s obligations under its various share plans.

The number of new shares allotted during 2010, the percentage of the Company’s share capital they represented at 31 December 2010 and the share plans in respect of which they were allotted are shown in the table below.

Share allotments during 2010
	No. of shares allotted	Percentage of issued share capital at 31 Dec 10
Zeneca 1994 Executive Share Option Scheme1	765,445	0.0543
AstraZeneca Share Option Plan1	10,144,180	0.7199
AstraZeneca Savings-Related Share Option Plan	304,080	0.0216
AstraZeneca All-Employee Share Plan2	542,692	0.0385
Total allotted in 2010	11,756,397	0.8343

1 No further options are being granted under these plans.
2 UK Share Incentive Plan approved by HM Revenue & Customs.

No other new shares in the Company were allotted during 2010.

Item 9: Pre-emption rights
The purpose of Resolution 9, which is proposed as a special resolution, is to grant authority to the Directors (subject to the passing of Resolution 8) to allot shares of the Company and to sell treasury shares for cash as if the pre-emption provisions of section 561 of the Act do not apply. Under section 561 (1) of the Act, if the Directors wish to allot shares, or grant rights to subscribe for, or convert securities into shares, or sell treasury shares for cash (other than pursuant to an employee share scheme), they must first be offered to existing shareholders pro-rata to their holdings.

This provision is designed to prevent the holdings of existing shareholders being diluted against their wishes by the allotment of new shares. There may be occasions however, when the Directors need the flexibility to finance business opportunities by the issue of shares without a pre-emptive offer to existing shareholders. This cannot be done under the Act unless shareholders have first waived their pre-emption rights. Resolution 9 asks shareholders to do this and, apart from rights issues or any other pre-emptive offer concerning equity securities, the authority contained in this resolution will be limited to the issue of shares for cash up to an aggregate nominal value of US$17,448,282 (which includes the sale on a non pre-emptive basis of any shares held in treasury), which represents approximately 5.00% of the total ordinary share capital of the Company in issue at 21 February 2011 (being the last practicable date prior to publication of this Notice of AGM). The limit of 5% is derived from ABI guidelines. In accordance with the Pre-emption Group’s Statement of Principles, the Board confirms its intention that no more than 7.5% of the issued share capital (excluding treasury shares) will be issued for cash on a non pre-emptive basis during any rolling three year period. This authority will expire at the conclusion of the AGM in 2012 or the close of business on 28 July 2012, whichever is earlier.

The Directors have no present intention of exercising this authority but are requesting this authority in order to give them the flexibility to use shares, if so required, in connection with the proper development of the business.

Item 10: Purchase of own shares by the Company
The purpose of Resolution 10, which is proposed as a special resolution, is to renew the authority granted at last year’s AGM, which expires on the date of the forthcoming AGM. The resolution authorises the Company to make market purchases of its own shares as permitted by the Act. The authority limits the total number of shares that could be purchased to a maximum of 139,586,261 (representing less than 10% of the issued share capital of the Company at 21 February 2011) and sets minimum and maximum prices.

A total of 53,691,507 shares were repurchased in 2010. Should the authority in Resolution 10 be granted, the Company intends to continue to repurchase shares during 2011. The authority sought under Resolution 10 will be exercised only if the Directors believe that to do so would result in an increase in earnings per share and would be

3

likely to promote the success of the Company for the benefit of shareholders generally. The Directors’ current intention is that, in such circumstances, any shares so repurchased would be cancelled.

The authority being sought under Resolution 10 would permit any shares so purchased either to be cancelled or held as treasury shares. In order to maximise its opportunities for access to the market, the Company may also consider using the same authority from shareholders to give irrevocable instructions to banks to enable any share repurchases to continue during the close periods ahead of the quarterly publication of its results. If this were done, appropriate and timely announcements to the stock exchanges would be made.

At 21 February 2011, the total number of shares under option that were outstanding under all of the Company’s share option plans was 49,738,448 representing 3.56% of the Company’s issued share capital at that date. This number of outstanding shares under option could potentially represent 4.24% of the issued capital of the Company, if the Company were to purchase its own shares to the fullest possible extent of its authority from shareholders (both existing and being sought).

This authority will only be valid until the conclusion of the AGM in 2012 or the close of business on 28 July 2012, whichever is earlier.

Item 11: Notice period for general meetings
The purpose of Resolution 11, which is proposed as a special resolution, is to reduce the notice period required for a general meeting of the Company to 14 clear days. Changes made to the Act by the Companies (Shareholders’ Rights) Regulations 2009 (the Shareholders’ Rights Regulations) increase the notice period required for general meetings of the Company to 21 days unless shareholders approve a shorter notice period, which cannot however be less than 14 clear days. AGMs will continue to be held on at least 21 clear days’ notice.

Before the coming into force of the Shareholders’ Rights Regulations on 3 August 2009, the Company was able to call general meetings (other than an AGM or a general meeting for the passing of a special resolution or a resolution appointing a person as a Director) on 14 clear days’ notice without obtaining such shareholder approval. In order to preserve this ability to call such general meetings on 14 clear days’ notice (and to extend this ability to general meetings for the passing of a special resolution or a resolution appointing a Director), Resolution 11 seeks such approval. The flexibility offered by Resolution 11 will be used where, taking into account the circumstances, the Directors consider this appropriate in relation to the business to be considered at the meeting and it is thought to be in the interests of shareholders as a whole. The Company undertakes to meet the requirements for electronic voting under the Shareholders’ Rights Regulations before calling a general meeting on 14 clear days’ notice. The approval will be effective until the Company’s next AGM, when it is intended that a similar resolution will be proposed.

The Directors consider all of the proposed resolutions to be in the best interests of the Company and shareholders as a whole. Accordingly, the Directors unanimously recommend that you vote in favour of all the resolutions.

All resolutions will be put to a poll vote. This means that the votes of all shareholders, including the majority of our shareholders who cannot attend the meeting but who submit a Proxy Form, are counted.

You are requested to complete and return your Proxy Form as soon as possible. If you are a registered holder you may, if you wish, register the appointment of your proxy electronically either via the internet or, if you hold your shares through CREST, using the CREST electronic proxy appointment service. Please refer to the notes in the Notice of AGM from page 9 for details. The appointment of a proxy will not prevent you from also attending the AGM and, if you are a registered holder, voting in person. All shareholders or proxies attending the AGM are asked to bring the Attendance Card with them. If you wish to appoint a corporate representative to attend the AGM, please refer to the notes in the Notice of AGM from page 9 for details.

Yours faithfully

Louis Schweitzer
Chairman

AstraZeneca PLC
Registered in England No. 2723534
Registered Office: 2 Kingdom Street, London W2 6BD

14 March 2011

4

Notice of Annual General Meeting 2011 and Shareholders’ Circular

Notice is hereby given that the Annual General Meeting (AGM) of AstraZeneca PLC (the Company) will be held on Thursday, 28 April 2011 at 2.30 pm (BST) at the Lancaster London Hotel, Lancaster Terrace, London W2 2TY. You will be asked to consider and pass the following resolutions. Resolutions 9 to 11 inclusive will be proposed as special resolutions. All other resolutions will be proposed as ordinary resolutions.

Ordinary Resolutions
1	To receive the Company’s Accounts and the Reports of the Directors and Auditor for the year ended 31 December 2010.

2
To confirm the first interim dividend of US$0.70 (44.9 pence, SEK 5.12) per ordinary share and to confirm as the final dividend for 2010 the second interim dividend of US$1.85 (116.7 pence, SEK 11.99) per ordinary share.

3	To re-appoint KPMG Audit Plc, London as Auditor of the Company.

4	To authorise the Directors to agree the remuneration of the Auditor.

5	To elect or re-elect the following Directors of the Company with effect from the end of the AGM:

A separate vote will be taken in respect of the election or re-election of each Director. In accordance with Article 66 of the Company’s Articles of Association, all of the Directors will retire at the AGM in 2012 and may present themselves for re-election.

Louis Schweitzer (68)
Non-Executive Chairman
Chairman of the Nomination and Governance Committee and Member of the Remuneration Committee
Appointed as a Director in March 2004 and as Chairman in January 2005. Louis Schweitzer has extensive leadership experience at both executive and non-executive levels in large, multinational companies. He is Non-Executive Chairman of AB Volvo and a Non-Executive Director of BNP-Paribas, Veolia Environnement SA and L’Oréal SA. Previously he has held the roles of Non-Executive Chairman, Chairman and Chief Executive Officer of Renault SA.

David Brennan (57)
Executive Director and Chief Executive Officer
Appointed as a Director in March 2005 and as CEO in January 2006. David Brennan is President of the International Federation of Pharmaceutical Manufacturers & Associations (IFPMA) and a member of the executive board of the European Federation of Pharmaceutical Industries and Associations (EFPIA). He is a past Chairman of the board of the Pharmaceutical Research and Manufacturers of America (PhRMA) and remains a member of the PhRMA board. From 2001 until January 2006, he was President and Chief Executive Officer of the Company’s North American subsidiary. He was Chairman of the board of the Southeastern Pennsylvania Chapter of the American Heart Association 2004-2006. He began his career in 1975 at Merck, where he started as a sales representative in the US division and later worked in sales and marketing management in the US and international divisions. He joined Astra Merck in 1992 and helped to build the joint venture into a multi-billion dollar business in the US. He is an alumnus of Gettysburg College where he studied Business Administration.

Simon Lowth (49)
Executive Director and Chief Financial Officer
Appointed as a Director and as CFO in November 2007. Simon Lowth is also a Non-Executive Director of Standard Chartered PLC. He was previously at ScottishPower where he was Finance Director, a position he left following completion of the sale of the company to Iberdrola. His move to ScottishPower followed 15 years’ experience with the global management consultancy, McKinsey & Company, where he advised leading multinational companies on a wide range of strategic, financial and operational issues. He has an engineering degree from Cambridge University and an MBA from the London Business School.

Bruce Burlington (62)
Non-Executive Director and member of the Science Committee
Appointed as a Director in August 2010. Bruce Burlington is a pharmaceutical product development and regulatory affairs consultant and brings extensive experience in those areas to the Board. He is also a non-executive board member of Cangene Corporation and a member of the scientific advisory boards of the International Medica Foundation and H. Lundbeck A/S. Previously he spent 17 years with the FDA, serving as director of the FDA’s Center

5

for Devices and Radiological Health as well as holding a number of senior roles in the Center for Drug Evaluation and Research. After leaving the FDA he served in a series of senior executive positions at Wyeth (now part of Pfizer Inc.).

Jean-Philippe Courtois (50)
Non-Executive Director and member of the Audit Committee
Appointed as a Director in February 2008. Jean-Philippe Courtois has over 25 years’ experience in the global technology industry and is President of Microsoft International, Senior Vice-President of Microsoft Corporation, a board member of PlaNet Finance and Microsoft’s official representative at the Institut Montaigne. Previously he was Chief Executive Officer and President of Microsoft EMEA and has served as co-chairman of the World Economic Forum’s Global Digital Divide Initiative Task Force and on the European Commission Information and Communication Technology Task Force. In 2009, he also served as an EU Ambassador for the Year of Creativity and Innovation.

Michele Hooper (59)
Senior independent Non-Executive Director, Chairman of the Audit Committee and member of the Nomination and Governance Committee
Appointed as a Director in July 2003 and as Senior independent Non-Executive Director in April 2007. Michele Hooper is a recognised corporate governance expert and has considerable healthcare industry expertise. She is President and Chief Executive Officer of The Directors’ Council, a private company which she co-founded in 2003, that works with corporate boards to increase their independence, effectiveness and diversity, and a non-executive member of the boards of UnitedHealth Group Inc., PPG Industries, Inc. and Warner Music Group, Inc. Previously she was President and Chief Executive Officer of Stadtlander Drug Company, Inc. and Corporate Vice-President and President, International Businesses of Caremark International Inc.

Rudy Markham (65)
Non-Executive Director and member of the Audit Committee and the Remuneration Committee
Appointed as a Director in September 2008. Rudy Markham has significant international business and financial experience, having formerly held a number of senior commercial and financial positions worldwide with Unilever, culminating in his appointment as CFO of Unilever. He is currently Chairman and Non-Executive Director of Moorfields Eye Hospital NHS Foundation Trust and a non-executive member of the boards of United Parcel Services Inc., the UK Financial Reporting Council, Standard Chartered PLC and Legal & General plc. He is also a non-executive member of the board of the UK Foreign and Commonwealth Office, a Fellow of the Chartered Institute of Management Accountants and a Fellow of the Association of Corporate Treasurers.

Nancy Rothwell (55)
Non-Executive Director, Chairman of the Science Committee and member of the Remuneration Committee
Appointed as a Director in April 2006 and has responsibility for overseeing Responsible Business. Nancy Rothwell is a distinguished life scientist and academic and is the President and Vice-Chancellor of the University of Manchester. She is also President of the Society of Biology. Previously she has served as President of the British Neuroscience Association and has been on the councils of the Medical Research Council, the Royal Society, the Biotechnology and Biological Sciences Research Council, the Academy of Medical Sciences and Cancer Research UK.

Shriti Vadera (48)
Non-Executive Director and member of the Audit Committee
Appointed as a Director in January 2011. Shriti Vadera brings to the Board experience of emerging markets, and knowledge of global finance and public policy. She is a Non-Executive Director of BHP Billiton Plc and BHP Billiton Limited and has recently held a number of advisory roles, including Senior Adviser to the Korean Presidency of the Group of Twenty (G20), Adviser to Temasek Holdings, Singapore and Adviser to the Government of Dubai on the restructuring of Dubai World’s debt. Previously she held a series of ministerial positions in the UK government, most latterly Parliamentary Under-Secretary of State for Economic Competitiveness and Enterprise in the Cabinet Office and Department for Business, Innovation & Skills. From 1999 to 2007, she was Adviser to the Chancellor of the Exchequer, Council of Economic Advisers, HM Treasury. Prior to that she held various corporate and project finance, government advisory, and banking and capital markets roles with S G Warburg/UBS.

John Varley (54)
Non-Executive Director, Chairman of the Remuneration Committee and member of the Nomination and Governance Committee
Appointed as a Director in July 2006. John Varley was formerly Group Chief Executive of the Barclays Group, having held a number of senior positions with the bank during his career, including that of Group Finance Director. He brings additional international, executive business leadership experience to the Board. He is also a Non-Executive Director of BlackRock, Inc., Chairman of Business Action on Homelessness, President of the Employers’ Forum on Disability, a member of the International Advisory Panel of the Monetary Authority of Singapore and Honorary President of the UK Drug Policy Commission.

Marcus Wallenberg (54)

6

Non-Executive Director and member of the Science Committee
Appointed as a Director in April 1999. Marcus Wallenberg has international business experience across a broad range of industry sectors, including the pharmaceutical industry from his directorship with Astra AB prior to 1999. He is the Chairman of Skandinaviska Enskilda Banken AB, AB Electrolux and Saab AB, Vice-Chairman of Telefonaktiebolaget LM Ericsson (publ) and a Non-Executive Director of Stora Enso Oyj and the Knut and Alice Wallenberg Foundation.

6	To approve the Directors’ Remuneration Report for the year ended 31 December 2010.

7	That the Company and any company which is or becomes a subsidiary of the Company during the period to which this resolution relates be and are hereby authorised to:

(a)	make donations to political parties;

(b)	make donations to political organisations other than political parties; and

(c)	incur political expenditure;

during the period commencing on the date of this resolution and ending on the date of the Company’s next Annual General Meeting, provided that any such donations and expenditure made by the Company or by any subsidiary shall not exceed US$250,000 per company and together with those made by any subsidiary and the Company shall not exceed in aggregate US$250,000.

Any terms used in this resolution which are defined in Part 14 of the Companies Act 2006 shall bear the same meaning for the purposes of this resolution.

8	That:

(a)	the directors be generally and unconditionally authorised pursuant to section 551 of the Companies Act 2006 to:

(i)	allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company:

(A)	up to an aggregate nominal amount of US$116,310,252; and

(B)
comprising equity securities (as defined in the Companies Act 2006) up to an aggregate nominal amount of US$232,620,504 (including within such limit any shares issued or rights granted under paragraph (A) above) in connection with an offer by way of a rights issue:

(I)	to holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings; and

(II)	to people who are holders of other equity securities if this is required by the rights of those securities or, if the directors consider it necessary, as permitted by the rights of those securities;

and so that the directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter;

for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 28 July 2012); and

(ii)
make an offer or agreement which would or might require shares to be allotted, or rights to subscribe for or convert any security into shares to be granted, after expiry of this authority and the directors may allot shares and grant rights in pursuance of that offer or agreement as if this authority had not expired;

(b)	subject to paragraph (c) below, all existing authorities given to the directors pursuant to section 551 of the Companies Act 2006 be revoked by this resolution; and

(c)
paragraph (b) above shall be without prejudice to the continuing authority of the directors to allot shares, or grant rights to subscribe for or convert any security into shares, pursuant to an offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made.

7

Special Resolutions
9
That subject to the passing of Resolution 8 as set out in the Notice of AGM of the Company convened for 28 April 2011 and in place of the power given to them pursuant to the special resolution of the Company passed on 29 April 2010, the directors be generally empowered pursuant to section 570 and section 573 of the Companies Act 2006 to allot equity securities (as defined in the Companies Act 2006) for cash, pursuant to the authority conferred by Resolution 8 in the Notice of AGM as if section 561(1) of the Act did not apply to the allotment.

This power:

(a)
expires (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 28 July 2012), but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and

(b)	shall be limited to the allotment of equity securities in connection with an offer of equity securities (but in the case of the authority granted under Resolution 8(a)(i)(B), by way of a rights issue only):

(i)	to the ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii)	to people who are holders of other equity securities, if this is required by the rights of those securities or, if the directors consider it necessary, as permitted by the rights of those securities;

and so that the directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(c)
in the case of the authority granted under Resolution 8(a)(i)(A) shall be limited to the allotment of equity securities for cash otherwise than pursuant to paragraph (b) up to an aggregate nominal amount of US$17,448,282.

This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 560(3) of the Companies Act 2006 as if in the first paragraph of this resolution the words ‘pursuant to the authority conferred by Resolution 8 in the Notice of AGM’ were omitted.

10
That the Company be and is hereby unconditionally and generally authorised to make market purchases (within the meaning of section 693(4) of the Companies Act 2006) of its ordinary shares of US$0.25 each in the capital of the Company provided that:

(a)	the maximum number of ordinary shares which may be purchased is 139,586,261;

(b)	the minimum price (exclusive of expenses) which may be paid for each ordinary share is US$0.25; and

(c)
the maximum price (exclusive of expenses) which may be paid for each ordinary share is the higher of: (i) an amount equal to 105% of the average of the middle market quotations for an ordinary share of the Company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased; and (ii) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System.

This authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2012 or, if earlier, at the close of business on 28 July 2012 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry).

11	That a general meeting other than an Annual General Meeting may be called on not less than 14 clear days’ notice.

By order of the Board:

8

A C N Kemp
Company Secretary

AstraZeneca PLC
Registered in England No. 2723534
Registered Office: 2 Kingdom Street, London W2 6BD
14 March 2011

Notes
Entitlement to attend and vote
Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, only holders of ordinary shares entered in the register of members of the Company by 6.00 pm (BST) on Tuesday, 26 April 2011 (or their duly appointed proxies), or if this meeting is adjourned, in the register of members by 6.00 pm (BST) two days prior to any adjourned meeting, are entitled to attend or vote at the AGM in respect of the number of ordinary shares registered in their name at that time. Changes to the entries in the register of members after 6.00 pm (BST) on Tuesday, 26 April 2011, or if this meeting is adjourned, in the register of members after 6.00 pm (BST), two days prior to any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the AGM.

A registered member of the Company may appoint one or more proxies (who need not be a member of the Company) to exercise all or any of his rights to attend and to speak and vote at a meeting of the Company provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him. A member may only appoint a proxy by:

>	Completing and returning the Proxy Form; or
>	Going to the Shareview website, shareview.co.uk; or
>	If you are a user of the CREST system (including CREST Personal Members), having an appropriate CREST message transmitted.

You may not use any electronic address provided in this Notice of AGM to communicate with the Company for any purposes other than those expressly stated.

Deadline for receipt of Proxy Form
To be effective, the Proxy Form (or electronic appointment of a proxy) must be received by the Company’s registrar, Equiniti Registrars, not less than 48 hours before the time for holding the AGM, being no later than 2.30 pm (BST) on 26 April 2011, or if this AGM is adjourned, not less than 48 hours before the time for holding such adjourned meeting. The appointment of a proxy will not prevent a shareholder from attending and voting in person at the meeting.

Appointment of proxies through Sharevote and Shareview Websites
Shareholders who would prefer to register the appointment of their proxy electronically via the internet can do so through the Sharevote website, sharevote.co.uk, using their personal Authentication Reference Number (this is the series of numbers printed under the headings Voting ID, Task ID and Shareholder Reference Number on the Proxy Form). Alternatively, shareholders who have already registered with Equiniti Registrars’ online portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at shareview.co.uk and clicking on the link to vote under your holding details. Full details and instructions on these electronic proxy facilities are given on the respective websites.

Appointment of proxies through CREST
CREST members who wish to appoint a proxy or proxies for the AGM, including any adjournment(s) thereof, through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual on the Euroclear website, euroclear.com/crest. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s) who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given for a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by Equiniti Registrars (ID RA19) by the latest time for receipt of proxy appointments specified above. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which Equiniti Registrars is able to retrieve the message by enquiry to CREST in the

9

manner prescribed by CREST. After this time, any change of instructions to a proxy appointed through CREST should be communicated to the proxy through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat a CREST Proxy Instruction as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Appointment of corporate representatives
Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided if two or more representatives purport to vote in respect of the same shares:

>	if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and
>	in other cases, the power is treated as not exercised.

Nominated Persons
Any person to whom this Notice of AGM is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (Nominated Person) may have a right, under an agreement between him or her and the shareholder by whom he or she was nominated, to be appointed (or to have someone else appointed) as a proxy for the AGM. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he or she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

The statement of the rights of shareholders in relation to the appointment of proxies above does not apply to Nominated Persons. The rights described above can only be exercised by shareholders of the Company.

Members’ requests under section 527 of the Companies Act 2006
Under section 527 of the Companies Act 2006, members meeting the threshold requirements set out in that section have the right to require the Company to publish a statement on a website setting out any matter relating to: (i) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; and/or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the last AGM. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Companies Act 2006 to publish on a website.

Members’ rights to ask questions
Any member attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if: (i) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

Members’ resolutions and matters under sections 338 and 338A of the Companies Act 2006
Under Sections 338 and 338A of the Companies Act 2006, members meeting the threshold requirements in those sections have the right to require the Company: (i) to give, to members of the Company entitled to receive notice of the meeting, notice of a resolution to be moved at the meeting; and/or (ii) to include in the business to be dealt with at the meeting any matter (other than a proposed resolution) which may be properly included in the business unless: (a) (in the case of a resolution only) it would, if passed, be ineffective; (b) it is defamatory of any person; or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business, must be authorised by the person or persons making it, must be received by the Company not later than 17 March 2011, being the date 6 clear weeks before the meeting, and (in the case of a matter to be included in the business only) must be accompanied by a statement setting out the grounds for the request.

Total voting rights

10

At 21 February 2011 (being the last practicable date prior to the publication of this Notice of AGM) the Company’s issued share capital consisted of 1,395,862,616 ordinary shares, carrying one vote each. Therefore, the total voting rights of the Company at 21 February 2011 were 1,395,862,616.

Documents available for inspection
The following information may be inspected during business hours at the Company’s registered office and will on the day of the AGM be available for inspection at the Lancaster London Hotel, Lancaster Terrace, London W2 2TY from 2.15 pm (BST) until the conclusion of the AGM: (1) a statement of the interests and transactions of Directors and their families in the share capital of the Company and any of its subsidiaries; (2) copies of all contracts of service and letters of appointment under which Directors of the Company are employed by the Company or any of its subsidiaries; (3) the Annual Report and Form 20-F Information 2010; and (4) a copy of the Company’s Articles of Association.

Voting Results
The results of the voting at the AGM will be announced through a Regulatory Information Service and will appear on our website, astrazeneca.com within 14 days of the date of the AGM.

Updated information
Certain information in the Company’s Annual Report and Form 20-F Information 2010 is updated here as follows:

On 18 February 2011, David Brennan, a Director of the Company, exercised options over 29,354 AstraZeneca PLC American depositary shares (ADSs) and 39,942 ADSs at option prices of US$47.14 and US$47.73 per ADS respectively. One ADS equals one ordinary share. The options, which were granted to Mr Brennan in March 2001 and June 2001 respectively, were due to expire in March 2011 and June 2011, if not exercised before then. Following these exercises, Mr Brennan sold all of the 69,296 ADSs so acquired at a price of US$49.10 per ADS. As a result of this transaction, Mr Brennan holds options over 252,223 ADSs and 592,975 ordinary shares. Following this transaction, Mr Brennan has an interest in 607,699 ordinary shares and 78,469 AstraZeneca ADSs, which together represent approximately 0.05% of the Company’s issued ordinary capital.

On 21 February 2011, the proportion of ordinary shares represented by ADSs was 6.69% of the ordinary share capital of the Company in issue on that date.

On 21 February 2011, the number of registered holders of ordinary shares was 120,591 (of which 770 were in the US) and the number of record holders of American depositary receipts on the same date was 2,233 (of which 2,209 were in the US).

On 21 February 2011, there were options outstanding to subscribe over 49,738,448 ordinary shares of the Company, with subscription prices in the range of 1882-3487 pence (weighted average subscription price 2446 pence) and normal expiry dates from 2011 to 2019.

Contact information
Registered office and corporate headquarters
AstraZeneca PLC
2 Kingdom Street
London W2 6BD
UK
Tel: +44 (0)20 7604 8000
Fax: +44 (0)20 7604 8151

Investor relations
E-mail: ir@astrazeneca.com

UK: as above

Sweden:
AstraZeneca AB
SE 151 85 Södertälje
Sweden
Tel: +46 (0)8 553 260 00
Fax: +46 (0)8 553 290 00

US:
Investor relations
AstraZeneca Pharmaceuticals LP
1800 Concord Pike

11

PO Box 15437
Wilmington
DE 19850 5437
US
Tel: +1 (302) 886 3000
Fax: +1 (302) 886 2972

Our website
A copy of this Notice of AGM, and other information required by section 311A of the Companies Act 2006 is available online at astrazeneca.com/noticeofmeeting2011.

Registrar
Equiniti Limited
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA
UK
Tel (freephone in the UK):
0800 389 1580
Tel (outside the UK):
+44 (0)121 415 7033

Swedish Central Securities Depository
Euroclear Sweden AB
PO Box 7822
SE 103 97 Stockholm
Sweden
Tel: +46 (0)8 402 9000

US Depositary
JPMorgan Chase & Co
PO Box 64504
St Paul
MN 55164 0504
US
Tel (toll free in the US):
800 990 1135
Tel (outside the US):
+1 (651) 453 2128
E-mail: jpmorgan.adr@wellsfargo.com

12

ITEM 23
REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 123,642 ordinary shares of AstraZeneca PLC at a price of 3089 pence per share on 27 April 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,384,491,759.

A C N Kemp
Company Secretary
28 April 2011

ITEM 24

AstraZeneca PLC

FIRST QUARTER RESULTS 2011

London, 28 April 2011

Revenue for the first quarter was $8,292 million, down 4 percent at constant exchange rates (CER).

-Revenue performance reflects the loss of more than $550 million of revenue from generic competition as well as the impact from government price interventions.

-Emerging Markets revenue increased by 13 percent at CER.

Core operating profit declined by 5 percent at CER to $3,678 million.

-Core operating profit included a $131 million benefit to Core gross margin from the settlement of patent disputes between MedImmune and PDL Biopharma, Inc.

Core EPS increased by 10 percent at CER to $2.23.

-Core EPS in the first quarter 2011 benefited by $0.39 as a result of agreements reached between the UK and US governments over certain tax matters.  The effective tax rate for the quarter was 11.3 percent on a reported basis (12.3 percent on a Core basis).  The Company expects the full year effective tax rate on a reported basis to be around 21 percent.

Reported EPS increased by 10 percent at CER to $2.08.

Net cash distributions to shareholders in the first quarter increased by 57 percent to $3,857 million through dividend payments of $2,646 million and net share repurchases of $1,211 million.

Core EPS target for the full year increased to the range of $6.95 to $7.25.

Financial Summary

Group	1st Quarter 2011 $m	1st Quarter 2010 $m	Actual %	CER %
Revenue	8,292	8,576	-3	-4
Reported
Operating Profit	3,401	3,643	-7	-7
Profit before Tax	3,288	3,519	-7	-6
Earnings per Share	$2.08	$1.91	+9	+10
Core*
Operating Profit	3,678	3,857	-5	-5
Profit before Tax	3,565	3,733	-5	-4
Earnings per Share	$2.23	$2.03	+10	+10

*
Core financial measures are supplemental non-GAAP measures which management believe enhance understanding of the Company’s performance; it is upon these measures that financial guidance for 2011 is based.  See page 9 for a definition of Core financial measures and a reconciliation of Core to Reported financial measures.

David Brennan, Chief Executive Officer, said:  “Our first quarter revenue performance reflects the anticipated generic competition in the US and Western Europe, which we partially mitigated by our continued double digit growth in Emerging Markets.  We remain focused on driving operating performance in order to invest in the development of innovative new products while providing attractive cash returns to shareholders.”

AstraZeneca PLC

Business Highlights  All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated.

Revenue in the first quarter was down 4 percent at CER, and declined by 3 percent on an actual basis as a result of the positive impact of exchange rate movements.  Revenue was down 11 percent in the US, reflecting more than $400 million in sales erosion to generic competition in addition to the pricing impact from US healthcare reform measures. Revenue in the Rest of World (ROW) was up 1 percent, largely driven by a 13 percent increase in Emerging Markets.  Revenue in Western Europe was down 7 percent, chiefly on generic competition and lower realised prices.  Revenue in Established ROW was up 4 percent.

Compared with the 4 percent decline in revenue, Core gross margin declined by just 1 percent, which included a $131 million benefit from the settlement of patent disputes between MedImmune and PDL BioPharma, Inc.  The benefit includes $92.5 million in payments to be made by PDL to MedImmune (the first $65 million was paid on 15 February 2011, the balance to be paid in 2012) combined with the release of a $38.5 million provision in respect of accrued royalties not paid to PDL for the period from December 2009 to the end of 2010.  Expenditures in Core SG&A were up 1 percent; efficiency savings in the quarter were more than offset by planned investments in Emerging Markets and new product launches in addition to the excise fee imposed by the enactment of US healthcare reform measures which amounted to 2 percent of SG&A expense.  Core Pre-R&D operating profit was down 2 percent to $4,750 million, as a result of the increase in SG&A and lower other income compared with the first quarter last year.

Core Research and Development investment increased by 7 percent in the first quarter, on higher spend on late stage development projects and higher intangible impairments.  Core operating profit, therefore, declined by 5 percent to $3,678 million.  Reported operating profit was down 7 percent, more than the 5 percent decline in Core operating profit, largely the result of higher restructuring costs in the first quarter this year.

Core earnings per share in the first quarter were up 10 percent to $2.23.  Core EPS benefited from the lower number of shares outstanding resulting from the share repurchase programme.  Core earnings per share in the quarter also benefited by $0.39 from net adjustments to tax provisions as a consequence of the previously disclosed agreements reached between the UK and US government’s tax authorities regarding transfer pricing and a related valuation matter arising on integration of the Company’s US businesses following the global AstraZeneca merger in 1999.  As a result, the effective tax rate on a reported basis in the first quarter was 11.3 percent (12.3 percent on a Core basis).  Core earnings per share in the first quarter 2010 benefited by $0.13 from net adjustments to tax provisions related to a settlement with the UK tax authorities and developments in other transfer pricing matters.

Reported earnings per share in the first quarter were up 10 percent to $2.08, in line with the increase in Core EPS.

Research and Development Update

A comprehensive update of the AstraZeneca R&D pipeline was presented in conjunction with the Full Year 2010 results and the pipeline table remains available on the Company’s website, www.astrazeneca.com, under information for investors.

Developments since the last update include:

Brilinta/Brilique

On 4 February 2011, AstraZeneca announced that the US Food and Drug Administration (FDA) acknowledged receipt of the Company’s reply to the Complete Response Letter (CRL) for the ticagrelor New Drug Application (NDA). Accordingly, the agency has accepted AstraZeneca’s resubmission of the ticagrelor NDA, categorised it as a Class 2 resubmission to the CRL, and set a new Prescription Drug User Fee Act (PDUFA) date of 20 July 2011.

The FDA issued the CRL on 16 December 2010. On 21 January 2011, AstraZeneca announced it had submitted the requested supplementary analyses as part of its CRL response.

AstraZeneca remains confident in the NDA submission for ticagrelor and will continue working with the FDA to progress towards completing the review of the NDA for ticagrelor.

Brilinta/Brilique has now been approved in 32 countries, and is under regulatory review in a further 31 countries.

AstraZeneca PLC

Vandetanib

On 6 April 2011, AstraZeneca announced that the US FDA approved the orphan drug vandetanib for the treatment of medullary thyroid cancer that cannot be removed by surgery or that has spread to other parts of the body.

Vandetanib is a kinase inhibitor indicated for the treatment of symptomatic or progressive medullary thyroid cancer in patients with unresectable (non-operable) locally advanced or metastatic disease.  The use of vandetanib in patients with indolent, asymptomatic or slowly progressing disease should be carefully considered because of the treatment-related risks.

A Risk Evaluation and Mitigation Strategy (REMS) is required for vandetanib due to the risks of QT prolongation, Torsades de pointes and sudden death. Only prescribers who are certified through the vandetanib REMS Program, a restricted distribution programme, will be able to prescribe vandetanib.

Vandetanib is the only medicine to receive FDA approval specifically for use in patients with advanced medullary thyroid cancer and is the first treatment that AstraZeneca has developed and brought to market under orphan drug designation in the US.

Zibotentan

On 7 February 2011, AstraZeneca announced that the Phase III ENTHUSE Study 15, studying zibotentan monotherapy in patients with non-metastatic castrate resistant prostate cancer (CRPC), will be stopped following the results of an early efficacy review by the Independent Data Monitoring Committee (IDMC). The decision was made after this review indicated that zibotentan monotherapy was unlikely to meet its primary efficacy endpoints (progression free survival and overall survival) and therefore unlikely to benefit patients with non-metastatic CRPC.

Study 15 is part of the Phase III clinical trial programme, ENTHUSE, which was developed to evaluate the efficacy and safety of zibotentan in extending survival in men with CRPC. The discontinuation of Study 15 concludes the zibotentan monotherapy programme in CRPC. The full data from Study 15 will be published in due course.

ENTHUSE Study 33 is a trial using zibotentan in combination with standard chemotherapy in a more advanced metastatic CRPC setting. This trial will continue and full results are expected in the second half of 2011.

Dapagliflozin

On 8 March 2011, AstraZeneca and Bristol-Myers Squibb Company announced that the US FDA has accepted for review an NDA for dapagliflozin, an investigational compound for the treatment of adults with type 2 diabetes mellitus. A Marketing Authorisation Application (MAA) for dapagliflozin has also been validated by the European Medicines Agency (EMA). The NDA and MAA submissions for dapagliflozin were filed in December 2010. The PDUFA goal date for the FDA is 28 October 2011.

The US and European submissions included data of up to two years in duration from a global development programme involving approximately 6,000 individuals in 40 clinical studies. In accordance with FDA guidelines, the US application also includes data assessing the cardiovascular safety of dapagliflozin in adults with type 2 diabetes.

If approved, dapagliflozin would potentially be the first in a class of novel agents for diabetes that inhibit sodium-glucose cotransporter-2 (SGLT2), a specific target located in the kidney. Through this mechanism, dapagliflozin is designed to help control glycaemia independently of insulin pathways, leading to the excretion of excess glucose and associated calories in the urine.

NKTR-118

On 15 March 2011, AstraZeneca announced enrolment of the first patient in the Phase III clinical programme for NKTR-118, an oral peripherally-acting mu-opioid receptor antagonist being investigated for the treatment of opioid induced constipation (OIC). The Phase III clinical programme is designed to investigate the safety and efficacy of NKTR-118 as a medicine to relieve opioid induced constipation, a common side effect of prescription opioids when used for chronic pain management. NKTR-118 is part of the exclusive worldwide license agreement announced on 21 September 2009, between AstraZeneca and Nektar Therapeutics.

The Phase III clinical programme will consist of two 12-week, randomised, placebo-controlled efficacy studies (with approximately 630 randomised patients each) and an open-label, randomised, long-term safety study with a “usual care” comparator arm. The 12-week efficacy studies will compare response rate among placebo and

AstraZeneca PLC

two different doses of NKTR-118 with primary endpoint at 4 weeks. There is a three month safety extension following one of the two 12-week studies.

The first regulatory filings based on the programme are planned for 2013.

TC-5214

On 7 February 2011, AstraZeneca and Targacept, Inc. announced the enrolment of the first patient in the Phase IIb clinical trial of TC-5214, a nicotinic channel blocker, as a “switch” monotherapy treatment for patients with major depressive disorder (MDD) who do not respond adequately to initial antidepressant therapy. This study is in addition to the companies’ Phase III RENAISSANCE programme for TC-5214 as an adjunctive treatment for MDD. The RENAISSANCE programme is designed to support an NDA filing in the US planned for the second half of 2012 and an MAA filing in Europe planned for 2015. AstraZeneca and Targacept are co-developing TC-5214.

Enhancing Productivity

In the first quarter, $143 million in restructuring costs were incurred in relation to previously announced business reshaping programmes.

All programmes remain on track for costs incurred and benefits achieved.

Future Prospects

Revenue performance in the first quarter was in line with our expectations, and reflected the expected impact from generic competition in the US and Western Europe, as well as the effects from government price interventions.  The Company continues to anticipate that revenue for the full year could range from flat to a low-single digit decline compared with 2010 on a constant currency basis.  Core Pre-R&D operating margin is still expected to be towards the top of the planning range of 48 to 54 percent of revenue, although Core Pre-R&D operating margin was well above the top of the range in the first quarter due primarily to the favourable impact on Core gross margin from the PDL patent settlement.  In addition to the previously announced $0.45 per share increase in the full year Core earnings per share target related to the tax settlements, the Company is now increasing its target range by a further $0.05 per share, to recognise the benefit from the PDL settlement.  As a result, the company’s target for full year Core earnings per share is now in the range of $6.95 to $7.25.

This Core EPS guidance has been based on January 2011 average exchange rates for our principal currencies, and actual first quarter results were broadly in line with this currency assumption.  The target takes no account of the likelihood that average exchange rates for the remainder of 2011 may differ materially from the rates upon which our earnings guidance is based.  An estimate of the sales and earnings sensitivity to movements of our major currencies versus the US dollar was provided in conjunction with the Full Year 2010 results announcement, and can be found on the AstraZeneca website.

AstraZeneca PLC

Revenue

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated.

Gastrointestinal

	First Quarter		CER %
	2011 $m	2010 $m
Nexium	1,161	1,239	-6
Losec/ Prilosec	235	249	-10
Total	1,435	1,520	-6

•
In the US, Nexium sales in the first quarter were $600 million, down 8 percent compared with the first quarter last year.  Dispensed retail tablet volume declined by 3 percent.  Average realised selling prices were around 2 percent lower than last year.

•
Nexium sales in other markets down 4 percent to $561 million.  Sales in Emerging Markets increased by 20 percent, including good growth in China.  Sales in Western Europe were down 18 percent as a result of generic competition.

•	Prilosec sales in the US were down 28 percent to $13 million.
•	Losec sales in other markets were down 9 percent to $222 million. Sales in Emerging Markets were down 6 percent. Sales in Japan were down 6 percent as a result of lower realised prices.

Cardiovascular

	First Quarter		CER %
	2011 $m	2010 $m
Crestor	1,478	1,300	+12
Atacand	355	373	-5
Seloken / Toprol-XL	245	367	-34
Plendil	68	66	-
Zestril	33	42	-21
ONGLYZATM	35	4	n/m
Brilinta/Brilique	1	-	n/m
Total	2,339	2,287	+1

•
In the US, Crestor sales in the first quarter were $682 million, a 17 percent increase over last year.  Crestor total prescriptions increased by 9.3 percent, 3 times the 3.1 percent growth in the US statin market.  Crestor share of total prescriptions in the US was 12 percent in March 2011, down 10 basis points in the quarter.

•
Crestor sales in the Rest of World were up 8 percent to $796 million.  Sales in Western Europe were up 6 percent on double digit volume growth partially offset by price reductions.  Sales in Established ROW were up 10 percent. Sales in Japan were down 3 percent reflecting the phasing of shipments to our marketing partner, while sales in Canada were up 19 percent. Sales in Emerging Markets increased by 8 percent, with sales in Emerging Europe down 24 percent chiefly due to the impact of generic rosuvastatin in some markets.

•
US sales of the Toprol-XL product range, which includes sales of the authorised generic, declined by 57 percent to $101 million.  In the first quarter last year, competition from Watson was limited to the 25mg and 50mg dosage strengths.

•	Sales of Seloken in other markets were up 8 percent on 14 percent growth in Emerging Markets.
•
US sales of Atacand were down 18 percent in the quarter, to $46 million.  Sales in other markets were down 3 percent to $309 million, chiefly related to a 10 percent decline in Western Europe mostly the result of lower realised prices.  Sales in Emerging Markets were up 10 percent.

AstraZeneca PLC

•
Alliance revenue from the ONGLYZATM collaboration with Bristol-Myers Squibb totalled $35 million in the first quarter, of which $26 million was in the US and $9 million in other markets.  ONGLYZATM share of new prescriptions for DPP4 products in the US was 11.8 percent in March 2011.  KOMBIGLYZE XRTM, the newly launched combination product, added a further 3.4 percent new prescription share to the franchise in the US in March.

•	Sales of Brilinta/Brilique were $1 million in the quarter, chiefly on initial launch sales in Germany.

Respiratory and Inflammation

	First Quarter		CER %
	2011 $m	2010 $m
Symbicort	752	701	+8
Pulmicort	248	243	+1
Rhinocort	55	55	-2
Oxis	14	17	-18
Accolate	5	17	-71
Total	1,110	1,068	+4

•
Symbicort sales in the US were $197 million, a 14 percent increase over the first quarter last year.  Total prescriptions for Symbicort were up 14 percent compared to a 0.5 percent decline in the market for fixed combination products.  Symbicort share of new prescriptions for fixed combination products reached 20 percent in March 2011, up 0.5 percentage points since December 2010.  Market share of patients newly starting combination therapy is 25.2 percent.

•
Symbicort sales in other markets in the first quarter were $555 million, 5 percent ahead of last year.  Sales in Western Europe were down 5 percent, chiefly on price reductions in Germany.  Sales in Established ROW increased by 40 percent as a result of a continued strong performance in Japan since the launch in early 2010.  Sales in Emerging Markets were up 26 percent.

•
US sales of Pulmicort were down 15 percent in the first quarter to $78 million, a result of generic competition from the Teva generic budesonide inhaled suspension (BIS) product.  Pulmicort Respules share of BIS prescriptions was 15.8 percent in the quarter.

•	Sales of Pulmicort in the Rest of World were up 11 percent to $170 million, driven by a 37 percent increase in Emerging Markets.

Oncology

	First Quarter		CER %
	2011 $m	2010 $m
Arimidex	233	511	-55
Zoladex	275	265	+2
Casodex	133	143	-12
Iressa	121	83	+40
Faslodex	123	71	+76
Nolvadex	23	21	+5
Total	912	1,097	-19

•	In the US, sales of Arimidex were down 92 percent in the first quarter to $19 million, as a result of generic competition which commenced in June of last year.
•
Arimidex sales in other markets were down 21 percent to $214 million.  Sales in Western Europe were down 33 percent, reflecting the loss of exclusivity from February 2011.  Sales in Established ROW were down 2 percent.

•	Casodex sales in the US were $2 million, as the market is now nearly all generic products.
•
Casodex sales in the Rest of World were down 11 percent to $131 million.  Sales in Western Europe were down 23 percent.  Sales in Japan were 9 percent below last year.  Sales in Emerging Markets were down 7 percent.

AstraZeneca PLC

•
Iressa sales in the first quarter were up 40 percent to $121 million, with Western Europe accounting for nearly two-thirds of the increase fuelled by the adoption of testing for EGFR mutation status.  Sales in Japan were up 5 percent.  Sales in China were up 39 percent.

•
The rapid adoption of the new 500mg dosage regimen for Faslodex is responsible for the strong growth in the first quarter, where sales in the US doubled, reaching $62 million.  Sales in the Rest of World were up 57 percent to $61 million.

Neuroscience

	First Quarter		CER %
	2011 $m	2010 $m
Seroquel	1,345	1,307	+3
Seroquel IR	1,006	1,051	-5
Seroquel XR	339	256	+33
Zomig	101	106	-5
Vimovo	4	-	n/m
Total	1,679	1,647	+1

•
In the US, Seroquel sales were up 2 percent to $930 million.  Total prescriptions for the Seroquel franchise were up 2.2 percent, with Seroquel XR prescriptions up nearly 35 percent.  Seroquel XR accounted for 16.2 percent of total prescriptions and 18.9 percent of sales revenue for the franchise in the US in the first quarter.

•
Seroquel sales in the Rest of World increased by 5 percent to $415 million in the quarter. Seroquel XR sales were up 43 percent, accounting for 39 percent of franchise sales outside the US.  Total Seroquel franchise sales in Western Europe were up 7 percent. Sales in Established ROW were down 4 percent. Sales in Emerging Markets were up 7 percent.

•	Zomig sales in the US were down 7 percent to $39 million. Sales in the Rest of World were down 3 percent to $62 million in the quarter.
•	The US accounted for $3 million of the total $4 million sales for Vimovo in the first quarter. Reported revenue continues to reflect free trial and discounted prescription programmes.

Infection and Other

	First Quarter		CER %
	2011 $m	2010 $m
Synagis	408	459	-11
Merrem	172	233	-27
FluMist	3	2	+50
Non seasonal flu vaccine	7	39	-82
Total	623	761	-18

•
Sales of Synagis in the US were down 16 percent to $295 million, as a result of lower shipments to wholesalers and the impact of higher rebates from US healthcare reform measures; underlying demand has begun to stabilise from the impact on payers from the 2009 COID guidelines.  Outside the US, Synagis sales were up 5 percent.

•	Sales of Merrem were down 27 percent as a result of generic competition in the US and Western Europe.

AstraZeneca PLC

Geographic Sales

	First Quarter		CER %
	2011 $m	2010 $m
US	3,304	3,698	-11
Western Europe	2,235	2,465	-7
Established ROW*	1,321	1,156	+4
Emerging ROW	1,432	1,257	+13

*Established ROW comprises Canada, Japan, Australia and New Zealand.

•
In the US, revenue was down 11 percent, chiefly on generic competition for Arimidex and Toprol-XL in addition to the pricing impact from US healthcare reform measures.  There was good double-digit growth for Crestor, Seroquel XR and Symbicort.

•
Revenue in Western Europe was down 7 percent, with generic competition for Nexium, Arimidex and Merrem accounting for most of the decline.  For the rest of the portfolio, volume growth was more than offset by lower realised prices.

•	Revenue in Established ROW was up 4 percent. Revenue in Canada was up 12 percent on good growth for Crestor. Revenue in Japan was down 1 percent as lower prices more than offset volume growth.
•
Revenue in Emerging Markets was up 13 percent, with the oncology and respiratory franchises accounting for more than half of the growth.  Good contributions were also provided by Nexium, Seloken and Crestor.

AstraZeneca PLC

Operating and Financial Review

All narrative in this section refers to growth rates at constant exchange rates (CER) and on a Core basis unless otherwise indicated.  These measures, which are presented in addition to our Reported financial information, are non-GAAP measures which management believe useful to enhance understanding of the Group’s underlying financial performance of our ongoing businesses and the key business drivers thereto.  Core financial measures are adjusted to exclude certain significant items, such as charges and provisions related to our global restructuring programmes, amortisation and impairment of the significant intangibles relating to our acquisition of MedImmune Inc. in 2007 and our current and future exit arrangements with Merck in the US, and other specified items.  More detail on the nature of these measures is given on page 80 of our Annual Report and Form 20-F Information 2010.

First Quarter

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2011	Restructuring	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions & Other	Core 2011	Core 2010	Actual %	CER %
Revenue	8,292	-	-	-	-	8,292	8,576	(3)	(4)
Cost of Sales	(1,339)	12	-	-	-	(1,327)	(1,626)
Gross Profit	6,953	12	-	-	-	6,965	6,950	-	(1)
% sales	83.9%					84.0%	81.0%	+3.0	+3.0
Distribution	(80)	-	-	-	-	(80)	(78)	3	-
% sales	1.0%					1.0%	0.9%	-0.1	-
R&D	(1,162)	90	-	-	-	(1,072)	(973)	10	7
% sales	14.0%					12.9%	11.3%	-1.6	-1.3
SG&A	(2,508)	41	117	-	-	(2,350)	(2,312)	2	1
% sales	30.3%					28.3%	27.0%	-1.3	-1.4
Other Income	198	-	17	-	-	215	270	(20)	(21)
% sales	2.4%					2.6%	3.2%	-0.6	-0.6
Operating Profit	3,401	143	134*	-	-	3,678	3,857	(5)	(5)
% sales	41.0%					44.4%	45.0%	-0.6	-0.3
Net Finance Expense	(113)	-	-	-	-	(113)	(124)
Profit before Tax	3,288	143	134	-	-	3,565	3,733	(5)	(4)
Taxation	(373)	(40)	(26)*	-	-	(439)	(780)
Profit after Tax	2,915	103	108	-	-	3,126	2,953	6	6
Non-controlling Interests	(8)	-	-	-	-	(8)	(2)
Net Profit	2,907	103	108	-	-	3,118	2,951	6	6
Weighted Average Shares	1,397	1,397	1,397	1,397	1,397	1,397	1,452
Earnings per Share	2.08	0.07	0.08	-	-	2.23	2.03	10	10

*
Of the $134 million amortisation adjustment, $93 million is related to MedImmune, with a corresponding tax adjustment of $26 million; Merck related amortisation was $41 million, which carries no tax adjustment.

Revenue declined by 4 percent to $8,292 million.

Core gross margin of 84.0 percent was 3.0 percentage points higher than last year, chiefly due to the PDL settlement (1.6 percentage points), lower payments to Merck (0.2 percentage points) and cost phasing (1.2 percentage points).

Core SG&A costs of $2,350 million were 1 percent higher than last year. Operational efficiencies in the US and Western Europe were more than offset by continued investment in Emerging Markets and recently launched brands and the excise tax imposed by the enactment of US healthcare reform measures (which accounted for 2 percent of SG&A expense).

Core other income of $215 million was $55 million lower than last year driven by a variety of factors including movements in provisions which are taken through other income.

Core Pre-R&D operating margin was 57.3 percent, up 1.0 percentage points, with higher gross margin only partially offset by increased SG&A expense and lower other income.

Core R&D expenditure was $1,072 million, 7 percent higher than last year, driven by higher project spend and an intangible asset write down related to an out-licensed asset.

Core operating profit was $3,678 million, 5 percent lower than last year, as the decline in revenue was exacerbated by the decline in other income and increased R&D investment. Core operating margin declined by 0.3 percentage points to 44.4 percent of revenue.

AstraZeneca PLC

Core earnings per share in the first quarter were $2.23, up 10 percent, as a result of the lower effective tax rate for the quarter and lower number of shares outstanding.

Reported operating profit was down 7 percent to $3,401 million. Reported earnings per share were up 10 percent to $2.08.

Finance Income and Expense

Net finance expense was $113 million for the quarter, versus $124 million in 2010. Movements due to reduced interest payable on lower debt balances, and slightly increased returns from higher cash and cash equivalent balances were partially offset by fair value losses of $5 million recorded on the long-term bonds in the quarter, versus fair value gains of $5 million in the first quarter of 2010.

Taxation

The effective tax rate on a reported basis for the first quarter was 11.3 percent compared with 21.0 percent for the same period last year.  The effective tax rate for the quarter includes an adjustment in respect of prior periods following the announcement in March 2011 that HM Revenue & Customs in the UK and the US Internal Revenue Service agreed the terms of an Advance Pricing Agreement regarding transfer pricing arrangements for AstraZeneca’s US business for the period from 2002 to the end of 2014 and a related valuation matter arising on integration of the legacy Astra and legacy Zeneca US businesses in 2000 following the global AstraZeneca merger in 1999.  As previously disclosed, AstraZeneca has provided in its accounts for the outcome of these transfer pricing matters.  The adjustment in respect of prior periods relating to these matters resulted in a $540 million benefit to earnings in the first quarter.  Excluding this benefit, the effective tax rate for the first quarter was 27.8 percent on a reported basis. This 27.8 percent tax rate is applied to the taxable Core adjustments to operating profit, resulting in an effective Core tax rate in the first quarter of 12.3 percent.  The effective tax rate for the first quarter last year of 21.0 percent benefited from $194 million of net adjustments to tax provisions related to a settlement with HM Revenue & Customs in the UK and developments in other transfer pricing matters. The full year effective tax rate for 2011 is still anticipated to be around 21 percent on a reported basis, in line with the guidance provided in conjunction with the Advance Pricing Agreement announcement in March. The Core tax rate should be slightly higher.

Cash Flow

Cash generated from operating activities was $1,890 million in the quarter to 31 March 2011, compared with $1,739 million in the first quarter of 2010.  The increase of $151 million is primarily driven by lower cash outflows this year on working capital movements.

Net cash inflows from investing activities were $100 million in the quarter compared with an outflow of $1,107 million in the first quarter of 2010. The increase of $1,207 million is due primarily to the movement in short-term investments and fixed deposits of $865 million, and $346 million cash outflows for the prior year acquisition of Novexel.

Cash distributions to shareholders were $3,857 million through payment of the second interim dividend from 2010 of $2,646 million and the net share repurchase of $1,211 million.

Debt and Capital Structure

As at 31 March 2011, outstanding gross debt (including loans, short-term borrowings and overdrafts) was $9,594 million (31 December 2010: $9,222 million). Of the gross debt outstanding at 31 March 2011, $435 million is due within one year (31 December 2010: $125 million). Net funds of $1,486 million have decreased by $2,167 million during the first quarter, reflecting payment of the second interim dividend from 2010 and share repurchases.

AstraZeneca PLC

Share Repurchases

In the first quarter of 2011 the Group repurchased 27.1 million shares for a total of $1,301 million. In the quarter, 2.4 million shares were issued in consideration of share option exercises for a total of $90 million.

The total number of shares in issue at 31 March 2011 was 1,384 million.

Calendar

28 July 2011	Announcement of second quarter and half year 2011 results
27 October 2011	Announcement of third quarter and nine months 2011 results

David Brennan
Chief Executive Officer

Media Enquiries:	Neil McCrae (London)	+44 20 7604 8236
	Abigail Baron (London)	+44 20 7604 8034
	Tony Jewell (Wilmington)	+1 302 885 4594
	Ann-Leena Mikiver (Södertälje)	+46 8 553 260 20

Analyst/Investor Enquiries:	Karl Hård (London)	+44 20 7604 8123
	Jonathan Hunt (London)	+44 20 7604 8122
	Nicklas Westerholm (London)	+44 20 7604 8124
	Ed Seage/Jörgen Winroth (US)	+1 302 886 4065/ +1 212 579 0506

ITEM 25

Condensed Consolidated Statement of Comprehensive Income

For the quarter ended 31 March	2011 $m	2010 $m
Revenue	8,292	8,576
Cost of sales	(1,339)	(1,654)
Gross profit	6,953	6,922
Distribution costs	(80)	(78)
Research and development	(1,162)	(991)
Selling, general and administrative costs	(2,508)	(2,462)
Other operating income and expense	198	252
Operating profit	3,401	3,643
Finance income	137	133
Finance expense	(250)	(257)
Profit before tax	3,288	3,519
Taxation	(373)	(740)
Profit for the period	2,915	2,779
Other comprehensive income:
Foreign exchange arising on consolidation	208	(203)
Foreign exchange differences on borrowings forming net investment hedges	(92)	104
Net available for sale gains taken to equity	11	-
Actuarial loss for the period	(18)	(81)
Income tax relating to components of other comprehensive income	27	6
Other comprehensive income for the period, net of tax	136	(174)
Total comprehensive income for the period	3,051	2,605

Profit attributable to:
Owners of the parent	2,907	2,777
Non-controlling interests	8	2
	2,915	2,779

Total comprehensive income attributable to:
Owners of the parent	3,045	2,604
Non-controlling interests	6	1
	3,051	2,605

Basic earnings per $0.25 Ordinary Share	$2.08	$1.91
Diluted earnings per $0.25 Ordinary Share	$2.07	$1.90
Weighted average number of Ordinary Shares in issue (millions)	1,397	1,452
Diluted weighted average number of Ordinary Shares in issue (millions)	1,404	1,458

Condensed Consolidated Statement of Financial Position

	At 31 Mar 2011 $m	At 31 Dec 2010 $m	At 31 Mar 2010 $m
ASSETS Non-current assets
Property, plant and equipment	7,062	6,957	7,067
Goodwill	9,890	9,871	9,866
Intangible assets	12,232	12,158	13,040
Derivative financial instruments	292	324	287
Other investments	212	211	192
Deferred tax assets	1,379	1,475	1,276
	31,067	30,996	31,728
Current assets
Inventories	1,897	1,682	1,780
Trade and other receivables	8,493	7,847	8,126
Other investments	1,199	1,482	2,030
Derivative financial instruments	7	9	-
Income tax receivable	2,289	3,043	3,045
Cash and cash equivalents	9,582	11,068	7,366
	23,467	25,131	22,347
Total assets	54,534	56,127	54,075
LIABILITIES Current liabilities
Interest-bearing loans and borrowings	(435)	(125)	(1,277)
Trade and other payables	(8,672)	(8,661)	(8,507)
Derivative financial instruments	-	(8)	(110)
Provisions	(1,151)	(1,095)	(1,066)
Income tax payable	(5,758)	(6,898)	(6,034)
	(16,016)	(16,787)	(16,994)
Non-current liabilities
Interest-bearing loans and borrowings	(9,159)	(9,097)	(9,055)
Deferred tax liabilities	(3,168)	(3,145)	(3,169)
Retirement benefit obligations	(2,573)	(2,472)	(3,293)
Provisions	(699)	(843)	(443)
Other payables	(372)	(373)	(233)
	(15,971)	(15,930)	(16,193)
Total liabilities	(31,987)	(32,717)	(33,187)
Net assets	22,547	23,410	20,888
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	346	352	362
Share premium account	2,761	2,672	2,304
Other reserves	1,910	1,917	1,924
Retained earnings	17,332	18,272	16,137
	22,349	23,213	20,727
Non-controlling interests	198	197	161
Total equity	22,547	23,410	20,888

Condensed Consolidated Statement of Cash Flows

For the quarter ended 31 March	2011 $m	Restated 2010 $m
Cash flows from operating activities
Profit before taxation	3,288	3,519
Finance income and expense	113	124
Depreciation, amortisation and impairment	526	401
Increase in working capital and short-term provisions	(864)	(1,221)
Other non-cash movements	(130)	12
Cash generated from operations	2,933	2,835
Interest paid	(241)	(290)
Tax paid	(802)	(806)
Net cash inflow from operating activities	1,890	1,739
Cash flows from investing activities
Movement in short term investments and fixed deposits*	317	(548)
Purchase of property, plant and equipment	(161)	(145)
Disposal of property, plant and equipment	24	17
Purchase of intangible assets	(110)	(310)
Disposal of intangible assets	-	210
Purchase of non-current asset investments	(1)	(14)
Disposal of non-current asset investments	-	2
Acquisitions of business operations	-	(346)
Interest received	46	37
Payments made by subsidiaries to non-controlling interests	(15)	(10)
Net cash inflow/(outflow) from investing activities	100	(1,107)
Net cash inflow before financing activities	1,990	632
Cash flows from financing activities
Proceeds from issue of share capital	90	124
Repurchase of shares	(1,301)	(214)
Repayment of loans	-	(717)
Dividends paid	(2,646)	(2,367)
Movement in derivative financial instruments*	41	(156)
Movement in short term borrowings	9	(8)
Net cash outflow from financing activities	(3,807)	(3,338)
Net decrease in cash and cash equivalents in the period	(1,817)	(2,706)
Cash and cash equivalents at the beginning of the period	10,981	9,828
Exchange rate effects	30	8
Cash and cash equivalents at the end of the period	9,194	7,130
Cash and cash equivalents consists of:
Cash and cash equivalents	9,582	7,366
Overdrafts	(388)	(236)
	9,194	7,130
*Q1 10 restated to reclassify $156m movement in derivative financial instruments associated with ‘financing’ activities.

Condensed Consolidated Statement of Changes in Equity

	Share capital $m	Share premium account $m	Other* reserves $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2010	363	2,180	1,919	16,198	20,660	161	20,821
Profit for the period	-	-	-	2,777	2,777	2	2,779
Other comprehensive income	-	-	-	(173)	(173)	(1)	(174)
Transfer to other reserve	-	-	4	(4)	-	-	-
Transactions with owners:
Dividends	-	-	-	(2,484)	(2,484)	-	(2,484)
Issue of AstraZeneca PLC Ordinary shares	-	124	-	-	124	-	124
Repurchase of AstraZeneca PLC Ordinary shares	(1)	-	1	(214)	(214)	-	(214)
Share-based payments	-	-	-	37	37	-	37
Transfer from non-controlling interests to payables	-	-	-	-	-	(1)	(1)
At 31 March 2010	362	2,304	1,924	16,137	20,727	161	20,888

	Share capital $m	Share premium account $m	Other* reserves $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2011	352	2,672	1,917	18,272	23,213	197	23,410
Profit for the period	-	-	-	2,907	2,907	8	2,915
Other comprehensive income	-	-	-	138	138	(2)	136
Transfer to other reserve	-	-	(14)	14	-	-	-
Transactions with owners:
Dividends	-	-	-	(2,594)	(2,594)	-	(2,594)
Issue of AstraZeneca PLC Ordinary shares	1	89	-	-	90	-	90
Repurchase of AstraZeneca PLC Ordinary shares	(7)	-	7	(1,301)	(1,301)	-	(1,301)
Share-based payments	-	-	-	(104)	(104)	-	(104)
Transfer from non-controlling interests to payables	-	-	-	-	-	(2)	(2)
Dividend paid to non-controlling interests	-	-	-	-	-	(3)	(3)
At 31 March 2011	346	2,761	1,910	17,332	22,349	198	22,547

* Other reserves includes the capital redemption reserve and the merger reserve.

Notes to the Interim Financial Statements

1	BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements (“interim financial statements”) for the quarter ended 31 March 2011 have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union and as issued by the International Accounting Standards Board.  These interim financial statements have been prepared using the same accounting policies and methods of computation as followed in the most recent annual financial statements.  Details of the accounting policies applied are those set out in AstraZeneca PLC’s Annual Report and Form 20-F Information 2010.

The Group has considerable financial resources available.  The Group’s revenues are largely derived from sales of products which are covered by patents and for which, historically at least, demand has been relatively unaffected by changes in the general economy.  As a consequence, the Directors believe that the Group is well placed to manage its business risks successfully and as such, the interim financial statements have been prepared on a Going Concern basis.

The information contained in Note 4 updates the disclosures concerning legal proceedings and contingent liabilities in the Group’s Annual Report and Form 20-F Information 2010.

The comparative figures for the financial year ended 31 December 2010 are not the Company’s statutory accounts for that financial year.  Those accounts have been reported on by the Group’s auditors and delivered to the registrar of companies.  The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

2	NET FUNDS

The table below provides an analysis of net funds and a reconciliation of net cash flow to the movement in net funds.

	At 1 Jan 2011 $m	Cash flow $m	Non-cash movements $m	Exchange movements $m	At 31 Mar 2011 $m
Loans due after one year	(9,097)	-	30	(92)	(9,159)
Other investments - current	1,482	(317)	12	22	1,199
Net derivative financial instruments	325	(41)	15	-	299
Cash and cash equivalents	11,068	(1,517)	-	31	9,582
Overdrafts	(87)	(300)	-	(1)	(388)
Short term borrowings	(38)	(9)	-	-	(47)
	12,750	(2,184)	27	52	10,645
Net funds	3,653	(2,184)	57	(40)	1,486

Non-cash movements in the period include fair value adjustments under IAS 39.

3	RESTRUCTURING COSTS

Profit before tax for the quarter ended 31 March 2011 is stated after charging restructuring costs of $143 million ($95 million for the first quarter 2010).  These have been charged to profit as follows:

	1st Quarter 2011 $m	1st Quarter 2010 $m
Cost of sales	12	28
Research and development	90	18
Selling, general and administrative costs	41	49
Total	143	95

4	LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations relating to product liability, commercial disputes, infringement of intellectual property rights, the validity of certain patents, anti-trust law, sales and marketing practices.  The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2010.  Unless noted otherwise below or in the Annual Report and Form 20-F Information 2010, no provisions have been established in respect of the claims discussed below.

AstraZeneca has full confidence in, and will vigorously defend and enforce its intellectual property.

Matters disclosed in respect of the first quarter of 2011

Atacand
Patent litigation – Canada
As previously reported, in December 2010, AstraZeneca received a second Notice of Allegation from Teva Canada Limited (Teva) in respect of Canadian Atacand substance patent no. 2,040,955 (the ‘955 patent) and formulation patent no. 2,083,305 (the ‘305 patent) listed on the Canadian Patent Register for Atacand.  Teva has confirmed it will await the expiry of the ‘955 patent.  AstraZeneca did not commence an application in response.

In March 2011, AstraZeneca received a Notice of Allegation from Apotex Inc. (Apotex) in respect of the ‘955 and ‘305 patents listed on the Canadian Patent Register for Atacand.  Apotex has confirmed it will await the expiry of the ‘955 patent.  AstraZeneca did not commence an application in response.

Patent litigation – Brazil
As previously reported, in October 2010, AstraZeneca filed an infringement action with a request for an interlocutory injunction against Sandoz do Brasil Industria Farmaceutica Ltda (Sandoz) in the Central Court of São Paolo.  The Court denied the request for an interlocutory injunction.  AstraZeneca appealed the decision and in February 2011, the Court of Appeal upheld the lower court’s decision to deny the request for an interlocutory injunction.  The main infringement action continues.

Patent litigation – EU
As previously reported, in Portugal, a request was filed with the Lisbon Administrative Court of First Instance in December 2009 seeking a preliminary injunction to suspend the marketing authorisations for generic candesartan cilexetil granted to Sandoz Farmacêutica Limitada (Sandoz).  The Court denied the preliminary injunction.  The decision was appealed and the Court of Appeal ordered the Court of First Instance to hold a hearing.  After a hearing in February 2011 the Lisbon Administrative Court of First Instance granted the request for a preliminary injunction and ordered the suspension of the marketing authorisations granted to Sandoz until 24 October 2012, i.e. the date of expiry of the supplementary protection certificate.  This decision can be appealed.

Atacand Plus (candesartan cilexetil/hydrochlorothiazide)
Patent litigation – Canada
As previously reported, in April 2010, AstraZeneca received a Notice of Allegation from Pharmascience Inc. (PMS) in respect of the Atacand Plus formulation patent no. 2,083,305 (the ‘305 patent) listed on the Canadian Patent Register for Atacand Plus.  AstraZeneca commenced a proceeding in response in June 2010.  In February 2011, AstraZeneca discontinued its application.

As previously reported, in December 2010, AstraZeneca received a Notice of Allegation from PMS in respect of the Atacand Plus combination patent no. 2,125,251 (the ‘251 patent).  AstraZeneca commenced an application in response in February 2011.

In January 2011, AstraZeneca received two Notices of Allegation from Teva Canada Limited (Teva) in respect of the ‘251 and the ‘305 patents.  Teva has agreed to await the expiry of the ‘955 patent.  AstraZeneca commenced applications in response in March 2011.

Crestor (rosuvastatin calcium)
Patent litigation – US

US Patent No. RE37,314 (the ‘314 patent)
As previously disclosed, in June 2010, the US District Court for the District of Delaware found the ‘314 patent valid and enforceable and infringed by the eight generic defendants.  The defendants appealed the decision to the Court of Appeals for the Federal Circuit. AstraZeneca and Shionogi Seiyaku Kabushiki Kaisha filed a comprehensive responsive brief in March 2011. Defendants filed reply briefs and briefing is now complete. A date for oral argument has not been set.

505(b)(2) New Drug Application for rosuvastatin zinc tablets (the ‘314 patent) and US Patent Nos. 6,858,618 (the ‘618 patent) and 7,030,152 (the ‘152 patent)

As previously reported, in October 2010, AstraZeneca and Shionogi Seiyaku Kabushiki Kaisha commenced a patent infringement action in the US District Court for the District of Delaware against Watson Laboratories, Inc. (Watson) for infringement of the ‘314 patent.  In March 2011, the Court entered an order based on a stipulation which precludes Watson from re-litigating the invalidity and unenforceability issues currently pending before the Federal Circuit in the Crestor appeal involving the ‘314 patent.  The Court has set a case-schedule for discovery and other litigation events, including a trial date in May 2012. On 19 April 2011, in this case, AstraZeneca moved to amend the complaint to add The Brighams & Women’s Hospital as a co-plaintiff and add claims of infringement of the ‘618 and ‘152 method patents.

Abbreviated New Drug Applications for rosuvastatin calcium tablets (the ‘618 and ‘152 patents)
In 2010, AstraZeneca and The Brighams & Women’s Hospital, AstraZeneca’s licensor of the ‘152 patent (together the Plaintiffs), filed ten patent infringement actions involving Crestor in the US District Court for the District of Delaware, based on the ‘152 patent and the ‘618 patent.  As previously reported in December 2010, the Court dismissed nine of the infringement actions for lack of subject-matter jurisdiction.  In January 2011, the Plaintiffs appealed the dismissals to the Federal Circuit. The Plaintiffs also asked the District Court to stay the remaining action against Sandoz Inc. pending the outcome of the appeals. In March 2011, the Plaintiffs filed an opening brief in the Federal Circuit.

Palmetto Pharmaceuticals, LLC v. AstraZeneca Pharmaceuticals LP (Infringement Suit)
AstraZeneca Pharmaceuticals LP v. Palmetto Pharmaceuticals, LLC (Declaratory Judgment suit)
On 5 April 2011, Palmetto Pharmaceuticals, LLC (Palmetto) filed a patent infringement suit in the US District Court for the District of South Carolina asserting that AstraZeneca’s sales of Crestor induce infringement of Palmetto’s US patent no. 6,465,516 (the ‘516 patent), for which an Ex Parte Reexamination Certificate was issued on 5 April 2011.

On 7 April 2011, AstraZeneca filed a declaratory judgment action in the US District Court for the District of Delaware against Palmetto seeking a judgment of non-infringement and invalidity of Palmetto’s ‘516 patent.

On 26 April 2011, AstraZeneca filed a motion seeking dismissal or, alternatively, summary judgment of non-infringement in Palmetto’s patent infringement suit in the District of South Carolina.

Patent litigation – Canada
As previously reported, in February 2010, AstraZeneca received a Notice of Allegation from Pharmascience Inc.  (PMS) in respect of Crestor substance patent no.  2,072,945 (the ‘945 patent) and formulation patent no.  2,313,783 (the ‘783 patent). AstraZeneca commenced an application in response in April 2010.  A 4-day hearing will commence 9 January 2012.

As previously reported, in August 2010, AstraZeneca received a Notice of Allegation from Mylan Pharmaceuticals ULC (Mylan) in respect of the ‘945 and ‘783 patents and formulation patent 2,315,141 listed on the Canadian Patent Register for Crestor.  In April 2011, AstraZeneca reached a comprehensive settlement resolving the litigation and as part of the agreement, Mylan may enter the Canadian market in April 2012, or earlier in certain circumstances.

Patent litigation – EU
In Portugal, in February and March 2011, the Appeal Court confirmed the preliminary injunctions to suspend the marketing authorisations granted to Teva Pharma Lda and Sandoz Farmaceutica Lda and dismissed the appeal.  The suspension of the marketing authorisations will be maintained until a decision is rendered within the main administrative action.

Patent litigation – Brazil
AstraZeneca filed an administrative action against the administrative body ANVISA for a preliminary injunction for immediate suspension of the decision to grant market approval of Germed Farmacêutica Ltda’s (Germed) generic rosuvastatin and to revoke the marketing approval.  The preliminary injunction was partially granted on 4 March 2011.  On 15 March 2011 the preliminary injunction was dismissed by the court of first instance.  AstraZeneca has appealed the decision.  On 18 March 2011, AstraZeneca filed a patent infringement action against Germed with a request for a preliminary injunction.  On 31 March 2011 the court denied AstraZeneca’s request.  AstraZeneca appealed the decision and on 14 April 2011 the Reporting Judge of the Appeal Court rejected the request. AstraZeneca is awaiting the decision by the panel of the Appeal Court.

Iressa
Both the Osaka and Tokyo courts have issued decisions regarding the Iressa product liability litigation (the details of which have been previously reported). On 25 February 2011, the Osaka District Court issued its decision, dismissing one claim, and ordering AstraZeneca to pay approximately $670,000 for the remaining three claims, plus interest.   AstraZeneca is appealing the Osaka decision. On 23 March 2011, the Tokyo District Court issued its decision dismissing one Iressa claim and ordering AstraZeneca and the Japanese Ministry of Health, Labour and Welfare to pay

approximately $192,000 on the remaining two claims, plus interest.   AstraZeneca is appealing the Tokyo decision.

Nexium (esomeprazole magnesium)
Patent litigation – US
Abbreviated New Drug Applications (ANDAs)
As previously reported, in January 2011, AstraZeneca entered into an agreement to settle the litigation with Dr Reddy’s Laboratories Ltd and Dr Reddy’s Laboratories Inc (together DRL), a prior ANDA filer. As a result of the DRL settlement and entry of a consent judgment, all of the DRL ANDA litigation was dismissed.

As to the remaining ANDA filers, as previously reported, in 2008, AstraZeneca received a Paragraph IV Certification notice-letter from Sandoz Inc. (Sandoz) stating that Sandoz had submitted an ANDA for approval to market  esomeprazole magnesium delayed-release capsules.  In 2009, AstraZeneca commenced patent infringement litigation in the US District Court for the District of New Jersey. In 2009, the Court stayed the Sandoz patent infringement litigation.  In view of the settlement with DRL in January 2011, the Court referred the matter back to Magistrate Judge Bongiovanni for scheduling and further proceedings. On 26 April 2011, the magistrate judge entered an order staying for one month the case-schedule she entered for this case on 14 April 2011.

In addition, as previously reported, in 2009, AstraZeneca received a Paragraph IV Certification notice-letter from Lupin Limited (Lupin) stating that Lupin had submitted an ANDA for approval to market esomeprazole magnesium delayed-release capsules.  In October 2009, AstraZeneca commenced patent infringement litigation against Lupin in the US District Court for the District of New Jersey.  In March 2010, the Court stayed the Lupin patent infringement litigation.  In view of the settlement with DRL in January 2011, the Court has also referred the Lupin matter back to Magistrate Judge Bongiovanni for scheduling and further proceedings.

505(b)(2) New Drug Application for esomeprazole strontium capsules
As previously reported in December 2010, AstraZeneca received a Paragraph IV Certification notice-letter from Hanmi USA Inc. (Hanmi) stating that it had submitted a New Drug Application under section 505(b)(2) for FDA approval to market 20 and 40mg esomeprazole strontium capsules.  Hanmi alleges non-infringement or invalidity of 11 patents listed in the FDA’s Orange Book with reference to Nexium.  AstraZeneca commenced a patent infringement action against Hanmi in the United States District Court for the District of New Jersey in February 2011.

Patent litigation – Canada
As previously reported, AstraZeneca commenced a patent infringement action against Apotex Inc. (Apotex) in October 2010.  Trial is set to begin in September 2013.  In response to indications in the Canadian market that Apotex launched its generic esomeprazole magnesium product on 7 March 2011, AstraZeneca brought a motion for interim and interlocutory injunctions on 11 March 2011 to prevent such sales pending determination of the patent infringement action between the parties. On 19 April 2011, the Canadian Federal Court conducted a hearing on the motion.  The Court reserved judgment.

In March 2011, Apotex served AstraZeneca with a claim for damages pursuant to Section 8 of the Patented Medicines (Notice of Compliance) Regulations. AstraZeneca is considering its response.

Patent Litigation – EU: 10-year countries
In the UK, Consilient Health Limited (Consilient) was granted approval for a generic esomeprazole product manufactured by Krka, d.d., Novo Mesto (Krka) in Slovenia.  AstraZeneca initiated infringement proceedings against both companies in September 2010.  Consilient and Krka have agreed not to launch their product pending the outcome of the main infringement case and AstraZeneca has undertaken to be liable for losses of the defendants and third parties if the injunction is lifted at a later date.  The trial will start on 23 January 2012.

In the UK, in October 2010 AstraZeneca was served an invalidity case in which Ranbaxy (UK) Ltd (Ranbaxy UK) claimed that the Nexium esomeprazole magnesium patent (EP 1020461) and the esomeprazole magnesium trihydrate patent (EP 0984957) are invalid in the UK.  Ranbaxy UK further requested the court to confirm that its generic esomeprazole product does not infringe either patent if launched in the UK.  In March 2011 AstraZeneca filed suit against Ranbaxy UK claiming that its generic esomeprazole product infringes the Nexium esomeprazole magnesium patent (EP 1020461).  The trial of the non-infringement part will commence on 7 June 2011.  The invalidity part has been stayed pending the non-infringement trial.

In Germany, in December 2010 the court rejected AstraZeneca’s request for preliminary injunctions to prevent Krka, d.d., Novo Mesto, TAD Pharma GmbH, Abz-Pharma GmbH, CT Artzneimittel GmbH, ratiopharm GmbH, Teva GmbH, Hexal AG and Sandoz Pharmaceuticals GmbH from marketing and selling generic esomeprazole products in Germany.  The decision was published in March 2011.  AstraZeneca has decided not to appeal.

In Italy, in the Court of Turin, EG s.p.a. (a company in the Stada group) (EG) filed a law suit in June 2010 claiming the Nexium esomeprazole magnesium patent (EP 1020461) as invalid in Italy.  These proceedings are in early stages.  AstraZeneca has added a counterclaim of infringement against EG and in February 2011, AstraZeneca filed a request for and received a preliminary injunction against EG. The injunction was revoked in April 2011.

In February and March 2011, in the District Court of Trieste, AstraZeneca was granted preliminary injunctions against Teva Italia s.r.l., ratiopharm GmbH, ratiopharm Italia s.r.l., Doc Generici s.r.l., Sandoz Pharmaceuticals GmbH, Sandoz s.p.a. and Mylan s.p.a.  The generic companies appealed and in March 2011 the injunctions were revoked.  In February and March 2011 in Milan, generic companies including Mylan s.p.a., Sandoz s.p.a., Crinos s.p.a., Ranbaxy Italia s.p.a., Zentiva ks and Zentiva Italia s.r.l. initiated preliminary proceedings for declaratory judgments of non-infringement regarding esomeprazole magnesium patent (EP 1020461). Initial hearings are scheduled for May 2011.  In February in Trieste, Mylan s.p.a. filed law suits claiming the Nexium esomeprazole magnesium patent (EP 1020461) and Nexium formulation patent (EP 0984773) as invalid in Italy.  Separate hearings are set for 13 July 2011 and 15 July 2011 respectively.

In France, ratiopharm GmbH and Laboratoire ratiopharm S.A. (together ratiopharm) filed a law suit against AstraZeneca in August 2010 claiming the Nexium esomeprazole magnesium patent (EP 1020461) as invalid in France.  ratiopharm has since withdrawn this law suit.  Ethypharm S.A. filed a law suit against AstraZeneca in August 2010 claiming the Nexium esomeprazole magnesium patent (EP 1020461) and a cloud-point formulation patent (EP 1124539) as invalid in France.  The next hearing in these cases will be in June 2011.  In February 2011, Mylan S.A.S. filed a law suit against AstraZeneca claiming the Nexium esomeprazole magnesium patent (EP 1020461) as invalid in France.  In April 2011, AstraZeneca filed a patent infringement suit against Ethypharm S.A. for infringement of the Nexium esomeprazole magnesium patent (EP1020461) and the Nexium process patent (EP 0773940) and requested a preliminary injunction against Ethypharm S.A.  A preliminary injunction hearing is scheduled for May 2011.

Patent Litigation – EU: 6-year countries
In Denmark, in 2010, the court granted AstraZeneca preliminary injunctions preventing Sandoz from continuing to sell the product based on infringement of the Nexium esomeprazole magnesium patent (EP 1020461) and the Nexium process patent (EP 0773940).  The injunctions were upheld by the Appeal Court in February 2011.

In Austria, in February 2011, the court denied AstraZeneca’s request for preliminary injunction to prevent ratiopharm Arzneimittel Vertriebs-GmbH from marketing and selling generic esomeprazole magnesium product in Austria.  AstraZeneca has appealed this decision.

In Finland in March 2011, AstraZeneca initiated a declaratory action requesting the District Court of Helsinki to confirm that Krka Sverige AB and ratiopharm GmbH would infringe a patent relating to esomeprazole if they were to commercialise generic esomeprazole magnesium products in Finland.   AstraZeneca initiated a similar declaratory action against Ranbaxy (UK) Limited in December 2009 and the trial has been scheduled for 25 and 26 May 2011.

In Spain, AstraZeneca’s request for a preliminary injunction against Sandoz Farmacéutica S.A., Bexal Farmacéutica S.A., and Acost Comercial Genericpharma, S.L. (all in the Sandoz group) was initially granted by the court but revoked in July 2010 after a hearing.  AstraZeneca has appealed this ruling and awaits the appellate decision.  Separately, in AstraZeneca’s main patent infringement action against Sandoz Farmacéutica S.A., Bexal Farmacéutica S.A., and Acost Comercial Genericpharma, S.L., trial is scheduled for September 2011.

In Ireland, in August 2010, AstraZeneca initiated a main action against Krka, d.d., Novo Mesto and Pinewood Laboratories Ltd claiming that the sale and marketing of their generic esomeprazole magnesium products infringes the Nexium esomeprazole magnesium patent (EP 1020461).  The defendants have filed a counter action claiming that EP 1020461 is invalid in Ireland.

In Lithuania and Estonia in March 2011, the Appeal Courts upheld the interlocutory injunctions against Krka, d.d., Novo Mesto to restrain this company from commercialising generic magnesium esomeprazole product in Lithuania and Estonia.

Patent litigation – Norway
In Norway, in July 2008 Hexal AG, Sandoz AS and Sandoz A/S initiated an invalidity case regarding two esomeprazole-related patents.  In December 2009, the Court of Oslo invalidated a formulation patent but upheld a substance patent related to esomeprazole.  In March 2011 the Appeal Court confirmed the decision from the Court of Oslo.

Patent Proceedings
As previously disclosed, the European Patent Office (EPO) published the grant of two patents that relate to Nexium (EP 1020461) and Nexium i.v. (EP1020460) in July 2009.  The period for filing Notices of Opposition to the grant of these new patents expired in April 2010.  Thirteen Notices of Opposition have been filed in relation to EP 1020461 and six Notices of Opposition in relation to EP 1020460.  The EPO has now issued summonses to attend oral hearing proceedings relating to both sets of oppositions.  Oral proceedings relating to EP 1020461 will be held on 7, 8 and 9 June 2011.  Oral proceedings relating to EP 1020460 will be held on 30 June and 1 July 2011.

Pulmicort Respules (budesonide inhalation suspension)
In January 2011, the Court of Appeals for the Federal Circuit denied Apotex Group’s petition for an en banc rehearing of their appeal of the preliminary injunction entered by the US District Court for the District of New Jersey.

In March 2011, the Court ordered the patent case against Sandoz, Inc. to be consolidated with the already consolidated actions against Breath Ltd. (now Watson Pharmaceuticals, Inc.) and the Apotex Group.  A new scheduling order for the consolidated cases was subsequently entered by the Court.  No trial date has been set.

Seroquel (quetiapine fumarate)
Sales and marketing practices
In March 2011, AstraZeneca completed a previously announced settlement in principle to resolve Seroquel-related consumer protection and deceptive trade practice claims under state law with 37 states and Washington, DC as part of the National Association of Attorneys General for $68.5m in the aggregate (as to which AstraZeneca previously had established a provision).

As previously reported, the states of Alaska, Arkansas, Mississippi, Montana, New Mexico, South Carolina and Utah have sued AstraZeneca under various state laws generally alleging that AstraZeneca made false and/or misleading statements in connection with the marketing and promotion of Seroquel.  In February 2011, the state of Utah filed an amended complaint after a federal judge had dismissed its complaint in December 2010.

In March 2011, the US Court of Appeals for the Eleventh Circuit affirmed the November 2008 dismissal by the Seroquel

Multi-District Litigation (MDL) court of a putative nationwide class action lawsuit brought on behalf of all individual and non-governmental third-party payers of Seroquel, which had alleged that AstraZeneca promoted Seroquel for off-label uses and misled class members into believing that Seroquel was superior to lower-cost alternative medicines.

Product liability
As of 31 March 2011, approximately 26,085 claims have been settled in principle.

As of 31 March 2011, AstraZeneca was aware of approximately 2,600 Seroquel US product liability claims that have not been settled in principle.  The majority of these remaining claims are pending in the New Jersey, New York and California state courts, although some claims are pending in a handful of other state courts and in the federal MDL.

As of 31 March 2011, legal defence costs of approximately $743m have been incurred in connection with Seroquel-related product liability claims. As previously disclosed, AstraZeneca settled its claims against several of its insurers for a substantial part of those legal defence costs.

As previously disclosed, disputes continue with other insurers about the availability of coverage under certain insurance policies for legal defence costs and potential damages amounts.  As of 31 March 2011, out of the legal defence costs of $743m mentioned above, AstraZeneca believes that approximately $128m is covered by these other insurance policies.

Patent litigation – Brazil
As previously reported, in January 2006 AstraZeneca filed a lawsuit before the Federal Courts of Rio de Janeiro seeking judicial declaration extending the term of one of its patents from 2006 to 2012.  In March 2011, the Federal Courts of Rio de Janeiro denied AstraZeneca’s request for an extension.  AstraZeneca has decided not to appeal.

Seroquel XR
Patent litigation – US
As previously reported, in December 2010, Torrent Pharmaceuticals Ltd. (Torrent) filed a Motion for Clarification and Reconsideration of the decision by the US District Court for the District of New Jersey interpreting claims of the Seroquel XR formulation patent (US patent no. 5,948,437). In February 2011, the Court denied Torrent’s motion.

As previously reported, in July 2010, AstraZeneca received a Paragraph IV Certification notice-letter from Osmotica Pharmaceutical Corporation (Osmotica) indicating that it was seeking approval to market generic versions of 200, 300 and 400mg Seroquel XR tablets before the expiration of US Patent No. 5,948,437 (the '437 patent).   In August 2010, AstraZeneca filed a law suit in the US District Court for the District of New Jersey against Osmotica.  In April 2011, AstraZeneca received another Paragraph IV Certification notice-letter from Osmotica indicating that it was seeking approval to market generic versions of 50 and 150mg Seroquel XR tablets before the expiration of the '437 patent.

As previously reported, in October 2010, AstraZeneca received a Paragraph IV Certification notice-letter from Mylan Pharmaceuticals Inc. (Mylan) indicating that it was seeking approval to market generic versions of 200mg Seroquel XR tablets before the expiration of the '437 patent.  In October 2010, AstraZeneca filed a lawsuit in the US District Court for the District of New Jersey against Mylan. In April 2011, AstraZeneca received another Paragraph IV Certification notice-letter from Mylan indicating that it was seeking approval to market generic versions of 50, 150, 300 and 400mg Seroquel XR tablets before the expiration of the '437 patent.

Patent litigation – EU
In the UK, Teva UK Limited and Teva Pharmaceuticals Limited (together, Teva) issued revocation proceedings against AstraZeneca in December 2010.  Teva claims that the formulation patent for Seroquel XR (EP 0907364) is invalid in the UK.  Similar revocation actions were filed by Accord Healthcare Limited, Intas Pharmaceuticals Limited, Hexal AG and Sandoz Ltd in March and April 2011.

In Hungary, AstraZeneca was notified that Teva Pharmaceuticals Limited and Teva Gyógyszergyár Zrt (together Teva) had filed a request for nullity of the Hungarian formulation patent for Seroquel XR with the Hungarian Patent Office in January 2011. Teva claims that Hungarian patent no. 225 152 should be declared null and void.  AstraZeneca is preparing its response.

In Germany, Teva Deutschland GmbH (Teva) issued revocation proceedings against AstraZeneca in February 2011.  Teva claims that the formulation patent for Seroquel XR (EP 0907364) is invalid in Germany.  AstraZeneca filed its response in March 2011.

Synagis (palivizumab)
As previously reported, this matter concerned MedImmune’s action seeking a declaratory judgment that the Queen patents owned by PDL BioPharma, Inc. (PDL) are invalid and/or not infringed by either Synagis and/or motavizumab, and that no further royalties are owed under a patent licence MedImmune and PDL signed in 1997.  The matter was settled in February 2011 with PDL agreeing to pay MedImmune $92.5m ($65m in February 2011 and $27.5m in February 2012).  In addition, PDL agreed to the release of approximately $9m in escrow to MedImmune.   MedImmune will pay no further royalties to PDL relative to Synagis.

Vimovo (fixed-dose combination of naproxen and esomeprazole)
In April 2010, the FDA approved Vimovo for marketing in the US.  Vimovo was co-developed by POZEN Inc. (Pozen) and AstraZeneca via a collaboration agreement originating in August 2006.  AstraZeneca commenced marketing of Vimovo in the US in the third quarter of 2010.  Seven patents are listed in the FDA’s Orange Book referencing Vimovo.

In March 2011, the FDA’s web-site reported a filing of a first Abbreviated New Drug Application (ANDA) containing Paragraph IV Certifications and seeking approval to market generic copies of the 375/20 mg and 500/20 mg doses of Vimovo.

On 14 March 2011, AstraZeneca received a Paragraph IV Certification Notice-letter in respect of Vimovo from Dr. Reddy’s Laboratories, Inc. and Dr. Reddy’s Laboratories, Ltd. (together, DRL).  DRL certified under Paragraph IV in its ANDA that US Patent No. 6,926,907 (the ‘907 patent) is invalid, unenforceable, and/or not infringed.  AstraZeneca licenses the ’907 patent from Pozen and, with a February 2023 expiry, the patent is the last expiring of the seven Orange Book listed patents. On 21 April 2011, AstraZeneca and Pozen sued DRL in the US District Court for the District of New Jersey.

Zomig  (zolmitriptan)
Patent litigation – Canada
In April 2011, AstraZeneca received a Notice of Allegation from Apotex Inc. (Apotex) in respect of Canadian Zomig product-by-process patent no. 2,572,508 listed on the Canadian Patent Register for Zomig.  Apotex did not address the listed 2,064,815 substance patent (the ‘815 patent), which expires in June 2011. Therefore, Apotex cannot receive a marketing approval before expiration of the ‘815 patent. AstraZeneca is evaluating the allegations.

Other Commercial Litigation
Dr. George Pieczenik v. AstraZeneca Pharmaceuticals LP, AstraZeneca LP, et al.
On 23 March 2011, the District Court granted the defendants' joint motion to dismiss the plaintiff's claims with prejudice.  On 24 March 2011 the plaintiff filed a pro forma Notice of Appeal from the order granting dismissal of the patent infringement and Racketeering Institution and Corrupt Organisation Act claims and denying the motion for recusal.

Resonant Biotechnologies, LLC v. AstraZeneca LP, et al.
In April 2011, AstraZeneca LP, a number of AstraZeneca entities (collectively AstraZeneca) and multiple other entities were named in a patent infringement lawsuit filed in the United States District Court for the District of Delaware.  Plaintiff purports to be the exclusive licensee of US patent no. 6,218,194 (the ‘194 Patent) which is titled “Analytical Methods And Apparatus Employing An Optical Sensor Device With Refractive Index Modulation.”  Specific to AstraZeneca, Plaintiff alleges that AstraZeneca infringes the ‘194 patent “by using the Corning Epic® system”, described in the complaint as a “high-throughput label-free screening device.” Plaintiff seeks monetary relief. AstraZeneca is considering its response.

Network Signatures, Inc. v. AstraZeneca Pharmaceuticals LP
In April 2011, AstraZeneca Pharmaceuticals LP was named in a patent infringement law suit filed in the United States District Court for the Central District of California.  The plaintiff purports to have title to United States Patent No. 5,511,122 (the ‘122 patent) entitled “Intermediate Network Authentication.”  The plaintiff alleges that AstraZeneca’s use of “digital certificates and digital signatures implemented through the use of public key infrastructure to facilitate communication with its employees and customers” infringes the ‘122 patent.  The plaintiff seeks monetary and injunctive relief. AstraZeneca is considering its response.

Other Pricing Litigation
Average Wholesale Price Litigation
In February 2011, the US District Court for the District of Massachusetts granted final approval of two previously announced settlements that resolve class action law suits brought by Massachusetts-only and multi-state classes of payers of Zoladex for $13m and $90m, respectively (which amounts have been paid by AstraZeneca).

340B Class Action Litigation
In March 2011, the US Supreme Court reversed a decision of the US Court of Appeals for the Ninth Circuit and held that covered entities under the 340B program do not have enforceable rights to sue as third party beneficiaries of the Pharmaceutical Pricing Agreement, thereby dismissing this case and entitling AstraZeneca, and the other defendants, to judgment as a matter of law.

Other Anti-trust Litigation and Investigations
Drug importation anti-trust litigation
As previously disclosed, in August 2004, Californian retail pharmacy plaintiffs filed an action in the Superior Court of California alleging a conspiracy by AstraZeneca and approximately 15 other pharmaceutical manufacturer defendants to set the price of drugs sold in California at or above the Canadian sales price for those same drugs and otherwise restrict the importation of pharmaceuticals into the US.

In March 2011, the Superior Court of California granted the defendants’ motion for summary judgment on grounds that the plaintiffs failed to prove their allegations of a conspiracy and that the defendants were entitled to judgment as a matter of law. In April 2011, the plaintiffs appealed the decision to the Court of Appeal of the State of California.

Other Actual and Threatened Government Investigations and Related Litigation
Foreign Corrupt Practices Act
As previously reported, AstraZeneca has received inquiries from the US Department of Justice and the Securities and Exchange Commission in connection with an investigation into Foreign Corrupt Practices Act issues in the pharmaceutical industry across several countries.  AstraZeneca is co-operating with these inquiries and is investigating, among other things, sales practices, internal controls, certain distributors, and interactions with healthcare providers, institutions, and other government officials.  AstraZeneca is investigating inappropriate conduct in certain countries, including China.  AstraZeneca's investigations are ongoing and additional governmental authorities could become involved.  It is not currently possible to predict the scope, duration or outcome of these matters, which could involve the payment of fines or other penalties.

Tax
Transfer pricing and other international tax contingencies
On 28 March 2011, AstraZeneca announced that HM Revenue & Customs in the UK and the US Internal Revenue Service had agreed the terms of an Advance Pricing Agreement regarding transfer pricing arrangements for AstraZeneca’s US business covering the 13 year period from 2002 to the end of 2014. The Company also announced that an agreement had been reached on a related valuation matter arising on integration of the legacy Astra and legacy Zeneca US businesses in 2000 following the global AstraZeneca merger in 1999.  The provision for US transfer pricing and related valuation matters is a substantial proportion of the total net accrual for transfer pricing and other international tax contingencies of $2,310m disclosed in Note 25 of the Financial Statements on page 195 of the AstraZeneca Annual Report and Form 20-F Information 2010.

Based on the above mentioned agreements, AstraZeneca now expects to pay a net amount of $1.1bn to resolve all US transfer pricing and related valuation matters for the period from 2000 to the end of 2010 and $540m of provisions have been released to earnings in the first quarter. The net amount payable of $1.1bn reflects expected US tax payments and updated estimates of corresponding tax refunds in other jurisdictions.

5	FIRST QUARTER TERRITORIAL REVENUE ANALYSIS

			% Growth
	1st Quarter 2011 $m	1st Quarter 2010 $m	Actual	Constant Currency
US	3,304	3,698	(11)	(11)
Western Europe1	2,235	2,465	(9)	(7)
Canada	417	352	18	12
Japan	631	572	9	(1)
Other Established ROW	273	232	18	6
Established ROW2	1,321	1,156	14	4
Emerging Europe	320	310	3	6
China	322	259	24	20
Emerging Asia Pacific	242	219	11	5
Other Emerging ROW	548	469	17	17
Emerging ROW3	1,432	1,257	14	13
Total Revenue	8,292	8,576	(3)	(4)

1 Western Europe comprises France, Germany, Italy, Sweden, UK and others.
2 Established ROW comprises Australia, Canada, Japan and New Zealand.
3 Emerging ROW comprises Brazil, China, India, Mexico, Russia, Turkey and all other ROW countries.

6	FIRST QUARTER PRODUCT REVENUE ANALYSIS

	World			US		Western Europe			Established ROW			Emerging ROW
	1st Quarter 2011 $m	Actual Growth %	Constant Currency Growth %	1st Quarter 2011 $m	Actual Growth %	1st Quarter 2011 $m	Actual Growth %	Constant Currency Growth %	1st Quarter 2011 $m	Actual Growth %	Constant Currency Growth %	1st Quarter 2011 $m	Actual Growth %	Constant Currency Growth %
Gastrointestinal:
Nexium	1,161	(6)	(6)	600	(8)	263	(21)	(18)	122	13	5	176	20	20
Losec/Prilosec	235	(6)	(10)	13	(28)	63	(6)	(6)	96	(3)	(12)	63	(3)	(6)
Other	39	22	22	25	39	11	-	-	1	-	-	2	-	-
Total Gastrointestinal	1,435	(6)	(6)	638	(7)	337	(18)	(16)	219	5	(3)	241	13	12
Cardiovascular:
Crestor	1,478	14	12	682	17	289	3	6	346	19	10	161	11	8
Atacand	355	(5)	(5)	46	(18)	172	(12)	(10)	61	15	8	76	10	10
Seloken/Toprol-XL	245	(33)	(34)	101	(57)	20	(17)	(17)	9	-	-	115	17	14
Plendil	68	3	-	1	(75)	6	(25)	(25)	3	-	-	58	14	10
Tenormin	63	(6)	(9)	3	-	15	(6)	-	30	3	(7)	15	(21)	(21)
Zestril	33	(21)	(21)	3	(25)	17	(23)	(18)	4	(20)	(20)	9	(18)	(27)
OnglyzaTM	35	n/m	n/m	26	n/m	6	n/m	n/m	1	n/m	n/m	2	n/m	n/m
Brilinta/Brilique	1	n/m	n/m	-	-	1	n/m	n/m	-	-	-	-	-	-
Others	61	(10)	(10)	-	(100)	29	(3)	-	6	-	-	26	13	9
Total Cardiovascular	2,339	2	1	862	(4)	555	(4)	(1)	460	16	8	462	11	8
Respiratory:
Symbicort	752	7	8	197	14	346	(8)	(5)	95	53	40	114	25	26
Pulmicort	248	2	1	78	(15)	54	(16)	(14)	29	21	13	87	38	37
Rhinocort	55	-	(2)	24	-	9	(18)	(18)	4	33	33	18	6	-
Others	55	(20)	(20)	2	(85)	26	(16)	(16)	6	-	-	21	11	11
Total Respiratory	1,110	4	4	301	-	435	(10)	(7)	134	41	31	240	26	26
Oncology:
Arimidex	233	(54)	(55)	19	(92)	106	(35)	(33)	71	9	(2)	37	(5)	(3)
Zoladex	275	4	2	12	33	63	(18)	(17)	111	8	(2)	89	17	22
Casodex	133	(7)	(12)	2	(33)	23	(26)	(23)	81	-	(9)	27	(4)	(7)
Iressa	121	46	40	1	-	26	n/m	n/m	43	16	5	51	31	26
Others	150	58	59	64	94	44	47	50	14	8	-	28	47	53
Total Oncology	912	(17)	(19)	98	(66)	262	(15)	(12)	320	7	(3)	232	15	17
Neuroscience:
Seroquel IR	1,006	(4)	(5)	754	(2)	136	(11)	(9)	54	(7)	(16)	62	(10)	(13)
Seroquel XR	339	32	33	176	25	110	31	35	20	67	50	33	74	79
Local Anaesthetics	149	-	(3)	5	(38)	63	(13)	(11)	45	15	8	36	20	13
Zomig	101	(5)	(5)	39	(7)	41	(11)	(9)	17	13	7	4	33	33
Diprivan	70	(7)	(9)	6	(50)	12	(20)	(20)	21	62	54	31	(11)	(14)
Vimovo	4	n/m	n/m	3	n/m	-	-	-	-	-	-	1	n/m	n/m
Others	10	-	-	-	-	6	(14)	(14)	1	100	100	3	-	-
Total Neuroscience	1,679	2	1	983	1	368	(2)	-	158	15	7	170	7	4
Infection & Other:
Synagis	408	(11)	(11)	295	(16)	112	4	4	-	-	-	1	n/m	n/m
Merrem	172	(26)	(27)	16	(64)	60	(41)	(39)	14	17	8	82	9	7
FluMist	3	50	50	2	-	-	-	-	-	-	-	1	n/m	n/m
Others	40	(39)	(39)	28	(50)	3	-	-	6	-	n/m	3	n/m	n/m
Total Infection & Other	623	(18)	(18)	341	(25)	175	(17)	(16)	20	11	(22)	87	16	19
Aptium Oncology	53	(17)	(17)	53	(17)	-	-	-	-	-	-	-	-	-
Astra Tech	141	7	7	28	12	103	5	6	10	11	11	-	-	-
Total	8,292	(3)	(4)	3,304	(11)	2,235	(9)	(7)	1,321	14	4	1,432	14	13

Shareholder Information
ANNOUNCEMENTS AND MEETINGS

Annual General Meeting	28 April 2011
Announcement of second quarter and half year 2011 results	28 July 2011
Announcement of third quarter and nine months 2011 results	27 October 2011

DIVIDENDS

Future dividends will normally be paid as follows:

First interim	Announced in July and paid in September
Second interim	Announced in January and paid in March

TRADEMARKS

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca appear with a ® or ™ sign and include: Abraxane®, a registered trademark of Abraxis BioScience, LLC. and ONGLYZA™, a trademark of Bristol-Myers Squibb Company.

ADDRESSES FOR CORRESPONDENCE

Registrar and Transfer Office Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA UK	US Depositary JP Morgan Chase & Co PO Box 64504 St Paul MN 55164-0504 US	Registered Office 2 Kingdom Street London W2 6BD UK	Swedish Central Securities Depository Euroclear Sweden AB PO Box 7822 SE-103 97 Stockholm Sweden
Tel (freephone in UK): 0800 389 1580 Tel (outside UK): +44 (0)121 415 7033	Tel (toll free in US): 800 990 1135 Tel (outside US): +1 (651) 453 2128	Tel: +44 (0)20 7604 8000	Tel: +46 (0)8 402 9000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: The interim financial statements contain certain forward-looking statements with respect to the operations, performance and financial condition of the Group. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of the preliminary announcement and AstraZeneca undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trademarks; the risk of substantial adverse litigation/government investigation claims and insufficient insurance coverage; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the risk that strategic alliances and acquisitions will be unsuccessful; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of failure to manage a crisis; the risk of delay to new product launches; the difficulties of obtaining and maintaining regulatory approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; the risk of environmental liabilities; the risks associated with conducting business in emerging markets; the risk of reputational damage; the risk of product counterfeiting; the risk that regulatory approval processes for biosimilars could have an adverse effect on future commercial prospects; and the impact of increasing implementation and enforcement of more stringent anti-bribery and anti-corruption legislation.

ITEM 26

ASTRAZENECA PLC

ANNUAL GENERAL MEETING : 28 APRIL 2011

AstraZeneca PLC announced the results of the voting at its Annual General Meeting today.  As proposed in the Notice of AGM, all Resolutions were decided by poll vote.

Resolution 1: Ordinary Resolution to receive the Company’s Accounts and the Reports of the Directors and Auditor for the year ended 31 December 2010:

VOTES FOR:	906,283,708 (98.43%)
VOTES AGAINST:	14,422,750 (1.57%)

The Resolution was passed as an Ordinary Resolution.

Resolution 2: Ordinary Resolution to confirm dividends:

VOTES FOR:	914,481,512 (99.59%)
VOTES AGAINST:	3,777,820 (0.41%)

The Resolution was passed as an Ordinary Resolution.

Resolution 3: Ordinary Resolution to re-appoint KPMG Audit Plc, London as Auditor:

VOTES FOR:	910,685,868 (99.40%)
VOTES AGAINST:	5,470,026 (0.60%)

The Resolution was passed as an Ordinary Resolution.

Resolution 4: Ordinary Resolution to authorise the Directors to agree the remuneration of the Auditor:

VOTES FOR:	880,931,217 (96.47%)

VOTES AGAINST:	32,263,466 (3.53%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(a): Ordinary Resolution to re-elect Louis Schweitzer as a Director:

VOTES FOR:	900,378,537 (98.30%)
VOTES AGAINST:	15,605,396 (1.70%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(b): Ordinary Resolution to re-elect David Brennan as a Director:

VOTES FOR:	909,890,704 (99.62%)
VOTES AGAINST:	3,463,117 (0.38%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(c): Ordinary Resolution to re-elect Simon Lowth as a Director:

VOTES FOR:	914,220,800 (99.76%)
VOTES AGAINST:	2,224,743 (0.24%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(d): Ordinary Resolution to elect Bruce Burlington as a Director:

VOTES FOR:	915,962,963 (99.78%)
VOTES AGAINST:	1,975,916 (0.22%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(e): Ordinary Resolution to re-elect Jean-Philippe Courtois as a Director:

VOTES FOR:	915,140,939 (99.86%)

VOTES AGAINST:	1,291,497 (0.14%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(f): Ordinary Resolution to re-elect Michele Hooper as a Director:

VOTES FOR:	890,405,843 (97.00%)
VOTES AGAINST:	27,517,923 (3.00%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(g): Ordinary Resolution to re-elect Rudy Markham as a Director:

VOTES FOR:	892,872,331 (97.44%)
VOTES AGAINST:	23,490,480 (2.56%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(h): Ordinary Resolution to re-elect Dame Nancy Rothwell as a Director:

VOTES FOR:	917,144,538 (99.59%)
VOTES AGAINST:	3,791,953 (0.41%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(i): Ordinary Resolution to re-elect Shriti Vadera as a Director:

VOTES FOR:	919,539,402 (99.85%)
VOTES AGAINST:	1,382,661 (0.15%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(j): Ordinary Resolution to re-elect John Varley as a Director:

VOTES FOR:	917,033,075 (99.58%)

VOTES AGAINST:	3,879,940 (0.42%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(k): Ordinary Resolution to re-elect Marcus Wallenberg as a Director:

VOTES FOR:	735,420,739 (81.43%)
VOTES AGAINST:	167,722,550 (18.57%)

The Resolution was passed as an Ordinary Resolution.

Resolution 6: Ordinary Resolution to approve the Directors’ Remuneration Report for the year ended 31 December 2010:

VOTES FOR:	864,316,448 (95.43%)
VOTES AGAINST:	41,382,777 (4.57%)

The Resolution was passed as an Ordinary Resolution.

Resolution 7: Ordinary Resolution to authorise limited EU political donations:

VOTES FOR:	887,903,408 (97.32%)
VOTES AGAINST:	24,472,598 (2.68%)

The Resolution was passed as an Ordinary Resolution.

Resolution 8: Ordinary Resolution to authorise the Directors to allot shares:

VOTES FOR:	884,978,464 (96.11%)
VOTES AGAINST:	35,838,068 (3.89%)

The Resolution was passed as an Ordinary Resolution.

Resolution 9: Special Resolution to authorise the Directors to disapply pre-emption rights:

VOTES FOR:	911,674,415 (99.03%)
VOTES AGAINST:	8,892,230 (0.97%)

The Resolution was passed as a Special Resolution.

Resolution 10: Special Resolution to authorise the Company to purchase its own shares:

VOTES FOR:	884,192,625 (96.82%)
VOTES AGAINST:	29,041,657 (3.18%)

The Resolution was passed as a Special Resolution.

Resolution 11: Special Resolution to reduce the notice period for general meetings:

VOTES FOR:	819,876,012 (89.12%)
VOTES AGAINST:	100,063,311 (10.88%)

The Resolution was passed as a Special Resolution.

A C N Kemp
Company Secretary
28 April 2011

ITEM 27

FILING OF ANNUAL REPORT ON FORM 20-F WITH THE US SECURITIES AND EXCHANGE COMMISSION

AstraZeneca PLC announced today that, on 28 April 2011, it filed its Annual Report on Form 20-F with the US Securities and Exchange Commission (SEC).  The document is available for viewing on the SEC website at www.sec.gov and also on the Company’s website at www.astrazeneca.com.  The Company will send any holder of the Company’s securities, upon request, a hard copy of the Company’s complete audited financial statements free of charge.  Requests may be made by writing to the Company Secretary, AstraZeneca PLC, 2 Kingdom Street, London W2 6BD.

A C N Kemp
Company Secretary
28 April 2011